FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 4, 2012

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

IFRS Consolidated Financial Statements as of December 31, 2011

(presented on a comparative basis with 2010 and 2009)

The shareholders of PESA in their general shareholders’ meeting of March 29, 2012 appointed PWC, a member firm of PricewaterhouseCoopers, as PESA’s independent auditors for the year ending December 31, 2012. The decision to change PESA’s independent auditors was approved by PESA’s Audit Committee.

PESA’s statutory financial statements as of and for the years ended December 31, 2006 through December 31, 2011 under the regulations of the Comisión Nacional de Valores (“CNV”) and in conformity with the professional accounting principles in force in the City of Buenos Aires, Argentina (as approved by the Professional Council of Economic Sciences of the City of Buenos Aires, or its Spanish acronym “CPCECABA”) (“Argentine GAAP”) were audited by KPMG (formerly Sibille), a member firm of KPMG International Cooperative.

Beginning January 1, 2012 and in accordance with recently adopted accounting standards applicable to public companies in Argentina and with regulations introduced by the CNV, PESA must prepare its statutory financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

In order to be able to present the prior year comparative information required by IFRS in its financial statements for 2012, PESA has issued (and requested KPMG to audit both in accordance with auditing standards generally accepted in Argentina and in accordance with the auditing standards of the United States Public Company Accounting Oversight Board – the PCAOB) annual financial statements under IFRS for all comparative periods from the date of transition (January 1, 2009) to December 31, 2011 (the “IFRS consolidated financial statements”). The accompanying IFRS consolidated financial statements are therefore the first set of financial statements that PESA has prepared in conformity with IFRS as issued by the IASB. They have been issued solely for comparative financial statement presentation purposes in future annual financial statements to be prepared in accordance with IFRS as issued by the IASB and do not constitute statutory financial statements under Argentine law.

The audit report on the IFRS consolidated financial statements issued by KPMG in accordance with auditing standards generally accepted in Argentina and the Report of Independent Registered Public Accounting Firm issued by KPMG in accordance with the PCAOB auditing standards for the periods referred to in the preceding paragraph are presented in this form 6-K along with the IFRS consolidated financial statements for the indicated periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 09/04/2012

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

PETROBRAS ARGENTINA S.A.

IFRS Consolidated Financial Statements

as of December 31, 2011

(presented on a comparative basis with 2010 and 2009)

IFRS CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2011

STATEMENTS OF INCOME

STATEMENTS OF COMPREHENSIVE INCOME

STATEMENTS OF FINANCIAL POSITION

STATEMENTS OF CHANGES IN EQUITY

STATEMENTS OF CASH FLOW

NOTES TO THE IFRS FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Stated in millions of Argentine pesos)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

 (Stated in millions of Argentine pesos)

(a) Arising from the sale of Innova (Note 18.4) and PVIE (Note 18.2), for the years 2011 and 2009, respectively.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011, 2010 AND 2009 AND JANUARY 1, 2009

(Stated in millions of Argentine pesos)

Notes	12/31/2011	12/31/2010	12/31/2009	01/01/2009
CURRENT ASSETS					
Cash and cash equivalents	12	1,192	2,113	933	1,100
Other investments	14	21	42	13	-
Trade receivables	15	1,871	1,468	1,409	1,334
Other receivables	15	1,070	1,761	2,441	1,570
Inventories	16	970	1,052	974	1,514
Assets classified as held for sale	2.6.3	-	142	222	-
Total current assets		5,124	6,578	5,992	5,518
NON-CURRENT ASSETS					
Trade receivables	15	211	223	167	111
Other receivables	15	896	283	628	382
Deferred income tax assets	23	309	195	235	212
Inventories	16	39	35	35	38
Other investments	14	348	271	275	212
Investments in associates	13.2	2,943	2,969	3,321	3,144
Investments in companies under joint control	13.1	724	691	727	764
Property, plant and equipment	17	7,056	7,295	7,603	8,992
Total non-current assets		12,526	11,962	12,991	13,855
Total assets		17,650	18,540	18,983	19,373
EQUITY					
Capital stock	19	1,010	1,010	1,010	1,010
Other items of capital		2,186	2,186	2,165	2,213
Reserves	21	448	448	559	448
Unappropriated retained earnings	20	6,665	6,150	5,689	5,194
Deferred income		31	152	117	72
Total equity attributable to					
Shareholders of the Company		10,340	9,946	9,540	8,937
Non-controlling interest		3	7	1	(48)
Total equity		10,343	9,953	9,541	8,889
CURRENT LIABILITIES					
Accounts payable		1,572	1,568	1,323	1,601
Short-term loans	22.3	40	584	1,862	1,865
Payroll and social security taxes		194	184	183	294
Taxes payable		310	442	312	402
Provisions	25	516	505	309	390
Total current liabilities		2,632	3,283	3,989	4,552
NON-CURRENT LIABILITIES					
Accounts payable		184	166	154	58
Long-term loans	22.3	2,182	3,403	3,687	4,317
Defined benefit plans	24	188	157	142	110
Deferred income tax liabilities	23	554	593	899	931
Provisions	25	1,567	985	571	516
Total non-current liabilities		4,675	5,304	5,453	5,932
Total liabilities		7,307	8,587	9,442	10,484
TOTAL LIABILITIES AND EQUITY		17,650	18,540	18,983	19,373

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

 (Stated in millions of Argentine pesos)

Attributable to shareholders of the Company											
		Capital					Retained earnings						
	Notes	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Treasury stock	Additional paid-in capital on sales of stock of parent	Legal reserve	Future dividends reserve	Unappropriated retained earnings	Other comprehensive income	Total	Non-controlling interest	Total equity
Balances as of December 31, 2008		1,010	1,230	960	(33)	56	448	-	5,194	72	8,937	(48)	8,889
Corporate reorganization:	1.4												
- Issuance of shares		765	-	-	-	-	-	-	-	-	765	-	765
- Cancellation of shares		(765)	-	-	-	-	-	-	-	-	(765)	-	(765)
- Net effects of the merger		-	-	(48)	-	-	-	-	-	-	(48)	48	-
Other comprehensive income for the year		-	-	-	-	-	-	-	-	45	45	-	45
Shareholders' decisions of March 27, 2009:													
- Future dividends reserve	(a)	-	-	-	-	-	-	380	(380)	-	-	-	-
- Cash dividends	(a) (c)	-	-	-	-	-	-	(269)	-	-	(269)	-	(269)
Net income		-	-	-	-	-	-	-	875	-	875	1	876
Balances as of December 31, 2009		**1,010**	**1,230**	**912**	**(33)**	**56**	**448**	**111**	**5,689**	**117**	**9,540**	**1**	**9,541**
Other comprehensive income for the year		-	-	-	-	-	-	-	-	35	35	-	35
Shareholders' decisions of March 26, 2010:													
- Future dividends reserve	(b)	-	-	-	-	-	-	164	(164)	-	-	-	-
- Cash dividends	(b) (c)	-	-	-	-	-	-	(275)	-	-	(275)	-	(275)
Sales of stock of parent	2.6.6	-	-	-	33	(12)	-	-	-	-	21	-	21
Net income		-	-	-	-	-	-	-	625	-	625	6	631
Balances as of December 31, 2010		**1,010**	**1,230**	**912**	**-**	**44**	**448**	**-**	**6,150**	**152**	**9,946**	**7**	**9,953**
Other comprehensive income for the year		-	-	-	-	-	-	-	-	(121)	(121)	-	(121)
Shareholders' decisions of April 6, 2011:													
- Cash dividends	(c)	-	-	-	-	-	-	-	(183)	-	(183)	-	(183)
Net income		-	-	-	-	-	-	-	698	-	698	(4)	694
Balances as of December 31, 2011		**1,010**	**1,230**	**912**	**-**	**44**	**448**	**-**	**6,665**	**31**	**10,340**	**3**	**10,343**

(a) The shareholders at the regular Shareholders’ Meeting delegated on the Board of Directors the determination of the date and amount of the dividend distribution. On November 10, 2009, the Board of Directors approved the distribution of cash dividends in the amount of 269.

(b) The shareholders at the regular Shareholders’ Meeting delegated on the Board of Directors the determination of the date and amount of the dividend distribution. On August 3, 2010, the Board of Directors approved the distribution of cash dividends in the amount of 275.

(c) Cash dividends per share amounted to $0.18, $0.27 and $0.27 in fiscal years ended December 31, 2011, 2010 and 2009, respectively.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Stated in millions of Argentine pesos)

Notes	2011	2010	2009
Cash provided by (used in) operations:				
Net income		694	631	876
Reconciliation to net cash provided by (used in) operating activities:				
Share of profit of equity accounted investees	13.3	(245)	(115)	(186)
Financial (loss) income and holding (loss) gain, net		(125)	(23)	35
Depreciation of property, plant and equipment		1,205	1,024	1,117
Abandoned and non-productive well write-offs	8	294	136	270
Disposal of property, plant and equipment		(30)	3	30
Gain from the sale of Innova S.A.	18.4	(706)	-	-
Net impairment of assets in Venezuela		294	212	281
Writedown of assets in Argentina	18.3	-	209	-
Gain from the sale of fertilizer business	18.1	-	(81)	-
Gain from the sale of the equity interest in PVIE	18.2	-	-	(1,591)
Writedown of contractual credit in Ecuador	9	143	-	-
Income tax	23	15	154	(169)
Income tax paid		(7)	-	-
Accrued interest		206	326	437
Other		58	(60)	(92)
Changes in assets and liabilities:				
Trade receivables		(700)	30	(142)
Other receivables		9	(2)	667
Inventories		(55)	(70)	297
Accounts payable		42	70	(165)
Payroll and social security taxes		62	12	(91)
Taxes payable		(202)	(238)	110
Provisions		559	136	1
Dividends collected	13.4	416	219	94
Interest paid		(215)	(347)	(433)
Net cash (used in) provided by discontinued operations	18.5	(17)	314	544
Net cash provided by operations		1,695	2,540	1,890
Cash provided by (used in) investing activities:				
Acquisition of property, plant and equipment, interests in companies and oil and gas areas		(1,763)	(1,046)	(1,240)
Sale of property, plant and equipment, interests in companies and oil and gas areas		1,015	1,685	613
Net change in investments other than cash and cash equivalents		18	4	(12)
Fideicomiso Financiero de Obra Gasoducto Sur		35	6	(119)
Net cash used in investing activities in discontinued operations	18.5	(77)	(40)	(139)
Net cash (used in) provided by investing activities		(772)	609	(897)
Cash provided by (used in) financing activities:				
Net decrease in short-term loans		(5)	(113)	(476)
Increase in long-term loans		-	-	571
Payment of loans with original long-term maturity		(1,747)	(1,374)	(674)
Cash dividends paid		(183)	(275)	(269)
Net cash provided by (used in) financing activities in discontinued operations	18.5	4	(275)	(422)
Net cash used in financing activities		(1,931)	(2,037)	(1,270)
Effect of exchange rate change on cash		87	68	110
(Decrease) increase in cash		(921)	1,180	(167)
Cash and cash equivalents at the beginning of the year	12	2,113	933	1,100
Cash and cash equivalents at the end of the year	12	1,192	2,113	933

NOTES TO THE IFRS CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(stated in millions of Argentine pesos, except as otherwise indicated)

1. General information

1.1The Company

Petrobras Argentina is a corporation (sociedad anónima) with its main office located in the Autonomous City of Buenos Aires, Argentina.

Petrobras Argentina’s shares are listed on the Buenos Aires Stock Exchange. Its American Depositary Shares (“ADS”), each of them representing 10 Class B common shares of Petrobras Argentina, are listed on the New York Stock Exchange (“NYSE”).

1.2 Business of the Company

Petrobras Argentina’s business is mainly focused on the energy sector, specifically in oil and gas exploration and production, refining and distribution, petrochemical activities, electricity and sale and distribution of hydrocarbons. Petrobras Argentina S.A. holds operations in Argentina, Bolivia, Ecuador, Venezuela and Mexico. As from March 2009, January 2010 and March 2011, the Company discontinued its businesses in Perú (Note 18.2), in fertilizer business segment (Note 18.1) and in Brazil (Note 18.4), respectively. The Company’s fiscal year ends on December 31 of each year.

In these consolidated financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “the Group”.

1.3 Controlling Group

Petrobras Participaciones S.L. is the immediate parent company of Petrobras Argentina, with an ownership interest of 67.2%.

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company whose business is focused on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

1.4 Corporate reorganization of Petrobras Energía and Petrobras Energía Participaciones S.A.

On September 2, 2008, the Boards of Directors of Petrobras Energía S.A. (“Petrobras Energía”) and of PEPSA approved the preliminary merger agreement that the companies had been negotiating. Under the terms of the preliminary merger agreement, PEPSA merged into Petrobras Energía, by way of absorption by Petrobras Energía of PEPSA. The reorganization was effective on January 1, 2009. According to the terms of the Preliminary Merger Agreement, as from the effective reorganization date and until the registration of the Definitive Merger Agreement with the Public Registry of Commerce and the dissolution without liquidation of PEPSA, Petrobras Energía’s Board of Directors took over the administration of PEPSA’s assets and liabilities, replacing those in charge of management until then.

The shareholders at the Special Meetings of Petrobras Energía and PEPSA held on January 30, 2009 approved the merger of both companies. The merger agreement was approved on April 14, 2009. This reorganization was authorized through the Resolution No. 16,131 of the CNV and with its corresponding registration to the IGJ.

As a result of this corporate reorganization, each shareholder of PEPSA received 0.359015136 Class B book-entry common shares of Petrobras Energía for each Class B book-entry common share of PEPSA.

Following this exchange, Petrobras Energía’s capital stock increased by $765,435,847, through the issuance of the same number of Class B book-entry common shares, which were fully admitted to the public offering regime in Argentina and delivered to PEPSA’s shareholders in exchange for their shares in this company. Once the capital increase was effective, the 765,435,847 Class B book-entry common shares of Petrobras Energía representing PEPSA’s main asset holding was cancelled, respecting the principle of equality among shareholders.

Petrobras Energía took all necessary steps to apply for listing the shares constituting its capital stock on the New York Stock Exchange, as American Depositary Shares, in the same conditions to which PEPSA’s shares were subject.

1.5 Change of corporate name

The Shareholders at their Meeting held on March 27, 2009, approved, among others things, the change of Petrobras Energía S.A.’s corporate name to Petrobras Argentina S.A.

On July 19, 2010 the CNV notified the Company of the registration of the change of its corporate name with the IGJ.

2. Basis of presentation

2.1 Statement of compliance

These financial statements have been prepared in accordance with IFRS and, as stated in note 32, are the first financial statements prepared under those standards.

The accounting policies set out in this note have been applied in preparing the financial statements for the year ended December 31, 2011, the comparative information presented in these financial statements for the years ended December 31, 2010 and 2009 and in the preparation of an opening IFRS statement of financial position at January 1, 2009. These first financial statements prepared under IFRS were prepared to be used for comparative purposes, resulting from the fact that the Company must adopt IFRS for its financial statements as from fiscal year beginning January 1, 2012 (See Note 32).

The Company applied IFRS 1 – First-time Adoption of the International Financial Reporting Standards. Note 32 also provides an explanation of how the adoption of IFRS has impacted on the financial position, results of operations and cash flows of the Company. These consolidated financial statements are not the statutory financial statements for the years 2011, 2010 or 2009, which the Company previously issued and filed in due course with its regulators, the CNV and the SEC.

The Board of Directors approved the issuance of these consolidated financial statements (hereinafter “financial statements”) on July 25, 2012.

2.2. Summary of the main accounting policies

The main accounting policies adopted in the preparation of these financial statements are described below. These policies have been consistently applied in these financial statements and in preparing the initial Consolidated Statement of Financial Position under IFRS as of January 1, 2009 for purposes of transition to IFRS, unless otherwise stated.

The accounting policies have been applied consistently by all Group companies.

2.2.1 New standards and interpretations issued by the IASB not effective as of December 31, 2011 and that have not been earlier adopted by the Company

IFRS  9 “Financial instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which sets out new requirements for the classification and measurement of financial assets and liabilities.

IFRS 9 is applicable to fiscal years beginning on or after January 1, 2015, though earlier application is permitted.

IFRS 10 “Consolidated Financial Statements”

In May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements”, applicable to fiscal years beginning on or after January 1, 2013. Earlier application is permitted.

The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the company in which the investor holds its interest, and that basis is control. The definition of control includes three elements: a) power to govern the financial and operating policies of an entity, b) exposure or right to variable returns of an entity and c) the ability to use power over an entity to affect the investor’s returns. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC-12 in its entirety.

IFRS 11 “Joint Arrangements”

In May 2011, the IASB issued IFRS 11 “Joint Arrangements”, applicable to fiscal years beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 11 classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and joint controlled operations) or joint ventures (equivalent to the existing concept of jointly controlled entity).

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

IFRS 11 requires the use of the equity method of accounting for interest in joint ventures thereby eliminating the use of the proportionate consolidation method.

IFRS 12 “Disclosure of Interests in Other Entities”

In May 2011, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”, applicable to fiscal years beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 12 applies to entities with interests in subsidiaries, joint arrangements, associates or unconsolidated structured entities. IFRS 12 sets out disclosure objectives, which are those that help users of financial statements to evaluate the nature and risks associated with their interests in other entities.

IFRS 13 “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement”, applicable to annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 13 provides a single framework for measuring fair value when so required by other standards. IFRS 13 applies to both financial and non-financial assets and liabilities measured at fair value, and defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

IAS 19 “Employee Benefits”

In June 2011, the IASB amended IAS 19 “Employee Benefits”, applicable to annual periods beginning on or after January 1, 2013, with earlier application permitted.

The amendment to IAS 19 eliminates the option of deferred recognition of actuarial gains and losses for measuring defined benefit plans, which implies the recognition of these results in Other Comprehensive Income.

IAS 1 “Presentation of Financial Statements”

In June 2011, the IASB amended IAS 1 “Presentation of Financial Statements”, applicable to annual periods beginning on or after July 1, 2012, with earlier application permitted.

Amendment to IAS 1 improves the presentation of items within the Statement of Comprehensive Income by classifying them by nature and grouping them in items that will be reclassified to profit or loss in subsequent periods, and those that will not be reclassified to profit and loss.

Application of amendment to IAS 1 will not impact on the Company’s results of operations or on its financial position and will only require new disclosures to the Statement of Comprehensive Income.

Except as indicated in the case of IAS 1, the Company is now in process of analyzing the effect of the before mentioned standards. As of the date of these financial statements it is not possible to reasonably determine the impact of these standards.

2.3. Consolidation

2.3.1. Investments in related companies

2.3.1.1. Subsidiaries

Subsidiaries are entities over which the Company exercises control as a consequence of its power to govern the financial and operating policies, including generally a shareholding of more than half of the voting rights.

Subsidiaries are fully consolidated as from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company applies the acquisition method to account for business combinations. The acquisition cost is determined as the fair value of the assets transferred, equity instruments issued and debt assumed at acquisition date. Costs directly attributable to acquisition are charged to income as incurred.

A non-controlling interest in the acquired company is measured at fair value at acquisition date or on the basis of the proportional value of net assets acquired. The excess of acquisition cost and the non-controlling interest amount in the acquired company over the Company’s share of net identifiable assets is recorded as goodwill. If this amount is lower than fair value of net assets acquired, the difference is recognized in the Consolidated Statement of Income.

Since the functional currency of some subsidiaries is different from the functional currency of the Company, exchange gains or losses arise from intercompany operations. Those exchange results are included in “Financial results” in the Consolidated Statement of Income.

The accounting policies of subsidiaries have been changed as deemed necessary for consistency with the accounting policies adopted by the Company.

Petrobras Argentina has consolidated line by line its financial statements with those of companies over which it exercises control.

In the consolidation of subsidiaries, the amount of the investment in such subsidiaries and the share in their profit (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, while the non-controlling interest is reflected separately. The intercompany receivables, payables and transactions within the consolidated group are eliminated in the consolidation. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

2.3.1.2. Interest in joint ventures

A joint venture is a contractual agreement whereby two or more parties engage in an economic activity subject to joint control. Joint control exists only when strategic financial and operating decisions relating to the activities require the unanimous consent of venturers. A jointly controlled entity is a joint venture that involves setting up a corporation, partnership or other entity to engage in an economic activity that the group jointly controls with the other venturers.

2.3.1.2.1. Joint ventures

Investments in joint ventures are initially recognized at cost and are subsequently measured under the equity method.

As of December 31, 2011, 2010 and 2009, the Company exercises joint control over Distrilec and CIESA.

As of January 1, 2009, the Company exercises joint control over Distrilec, CIESA and PVIE (see Note 18.2).

The intercompany gains (losses) from transactions between the Company and entities under joint control are eliminated proportionally to the Company’s interest in such companies.

The accounting policies of entities under joint control were changed as deemed necessary for consistency with the accounting policies adopted by the Company.

The carrying value of investments in joint ventures, each of which is considered a cash-generating unit, is assessed for impairment when facts or changes in circumstances indicate that the book value could not be recoverable and, if applicable, an impairment loss is recorded.

2.3.1.2.2. Joint operations

The oil and gas exploration and production joint ventures have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures’ assets, liabilities, revenues, costs and expenses on a line by line basis in each account of its financial statements.

Branch offices have been fully consolidated.

2.3.1.3. Associates

Associate companies are entities over which the Company has significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights. Investments in associates are initially recognized at cost and subsequently measured under the equity method of accounting.

The intercompany gains (losses) from transactions between the Company and associates are eliminated in proportion to the Company’s interest in such companies.

The accounting policies of associate companies have been changed as deemed necessary for consistency with the accounting policies adopted by the Company.

The carrying value of investments in associate companies, each of which is considered a cash-generating unit, is assessed for impairment when facts or changes in circumstances indicate that the book value could not be recoverable and, if applicable, an impairment loss is recorded.

2.3.1.4. Financial information

In preparing these financial statements, the financial information of companies over which the Company exercises control, joint control and associated companies as of December 31, 2011, 2010 and 2009 was used, or the best available financial information as of those dates, adapted to an equal period of time. In addition, adjustments to adapt measurement methods to those of the Company have been considered.

2.4 Translation of foreign operations

2.4.1. Functional and presentation currency

The financial information of the Group’s entities was prepared in their functional currency, that is, the currency of the primary economic environment in which the entity operates. The functional and the presentation currency of Petrobras Argentina’s financial statements is the Argentine peso.

2.4.2. Outstanding balances and transactions

Foreign currency transactions are remeasured into the functional currency using the exchange rates prevailing at the date of the transaction.

Foreign exchange gains and losses resulting from settlement of such operations or from remeasurement at year-end of monetary assets and liabilities denominated in foreign currency are recognized in the Consolidated Statements of Income, except for cash flow or net investment hedges that qualify for exposure as Other comprehensive income.

2.4.3. Subsidiaries and associates

The results and financial position of subsidiaries and associates that have a functional currency other than the Group’s presentation currency are translated into the presentation currency as follows:

- the assets and liabilities are translated using the closing exchange rate;

- the gains or losses are translated using the exchange rates prevailing at the date of the transactions

The results from the remeasurement process into the functional currency are recorded in line Financial results of the Consolidated Statement of Income. When an investment is sold or disposed of, in whole or in part, the related exchange differences are recognized in the Consolidated Statement of Income as part of the gain/loss on the sale or disposal.

2.5. Operating Segments Reporting

The Group has five reportable segments, as described below, which are the Group’s strategic business units. For each of the strategic units, the Group’s CEO reviews internal management reports on at least a quarterly basis.

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified operating segments are as follows:

a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interests in Oleoductos del Valle S.A., Petrolera Entre Lomas S.A., OCP and direct and indirect interest in mixed companies in Venezuela.

b) Refining and Distribution, including the Company’s own operations in the refineries of Bahía Blanca and San Lorenzo and the gas station network (until May 2011- See Note 18.3), the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment.

c) Petrochemicals, comprising the Company’s own fertilizer (until January 2010 – See Note 18.1) and styrenics operations developed in Argentina and Brazil (until March 2011 - See Note 18.4).

d) Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina and liquefied petroleum gas brokerage and trading activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur and Enecor.

e) Assets and operating income related to the Central Service Structure, those not attributable to any given operating segment and intercompany eliminations are collectively shown. Intercompany operations are performed at prices representing market values.

2.6. Basis of measurement

The main measurement criteria used in the preparation of these financial statements are as follows:

2.6.1. Financial assets policies

2.6.1.1. Classification of financial assets

The Company classifies its financial assets as follows:

Financial assets at fair value through profit or loss

This category includes financial assets acquired or held for trading or sale in the short term or those so designated by Management. Gains and losses derived from changes in fair value are recognized in the Consolidated Statement of Income.

Within this category, the Company has mutual funds which are measured at the value of those funds at each reporting date.

Held-to-maturity financial assets

This category includes non-derivative financial assets with fixed or determinable payments and fixed maturities, when the Company has the positive intention and ability to hold these instruments to maturity.

These assets are initially recognized at fair value plus directly attributable transaction costs. Subsequently, held-to-maturity investments are measured at amortized cost; the effective interest method is used to recognize the related accrued interest in the Consolidated Statement of Income. When the book value of these assets exceed their recoverable values, an impairment loss is recognized in the Consolidated Statement of Income.

Within this category, the Company holds certificates of deposit and loans to several Group’s companies.

Loans and Receivables

Loans and receivables are financial instruments with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value plus any directly attributable transaction cost. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less impairment loss, if applicable.

2.6.1.2. Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired. If the asset is impaired, the book value should be written down.

As of December 31, 2011, the Company recorded an impairment loss of 143, shown in Other operating expenses, net (Note 9).

As of December 31, 2010 and 2009, the Company did not record any impairment losses on financial assets.

2.6.1.3. Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and other short-term highly liquid investments with original maturities of three months or less.

Bank overdrafts are accounted for under “Loans” in current liabilities in the Consolidated Statement of Financial Position.

2.6.1.4. Trade receivables and accounts payable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, net of an allowance for bad debts, if applicable.

An allowance for bad debts is recognized when there is objective evidence that the Company will not be able to collect its receivables at their original maturities or for the full amount. In recognizing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made. The amount of the allowance is the difference between the book value of the asset and the present value of the estimated future cash inflow, discounted at the effective interest rate. The asset is presented net of the allowance for bad debts, if applicable. The loss from bad debts is recognized in the Consolidated Statement of Income in line Administrative and selling expenses.

Accounts payable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.6.1.5. Other receivables and payables

Other receivables and payables have been initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method. In addition, “Other receivables” include advances to suppliers measured on the basis of the amounts actually disbursed.

2.6.2. Inventories

This line item includes crude oil stock, raw materials, work in progress and finished products relating to the Refining and Distribution, Petrochemicals and Gas and Energy business segments.

Inventories are measured at the lower of acquisition or production cost or net realizable value. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

The fair value of inventories is determined based on the estimated selling price in the ordinary course of business less the estimated cost of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the Consolidated Statement of Income when the inventories are overstated.

2.6.3. Assets classified as held for sale

As of December 31, 2010 these assets include property, plant and equipment used in the San Lorenzo Refinery, which was disposed of in 2011 and other assets of the Refining and Distribution operating segment (Note 18.3).

As of December 31, 2009 this caption mainly includes property, plant and equipment related to the Fertilizer Business (Note 18.1) disposed of in 2010.

Assets held for sale are measured at the lower of their carrying value at the time of their classification as held for sale or their fair value less costs of sale.

2.6.4. Property, plant and equipment

2.6.4.1. General principles

The Company applied the exemption provided for under IAS 1, as described in Note 32.1.

Property, plant and equipment, except as indicated below, is measured at acquisition cost restated in constant currency, less accumulated depreciation and impairment losses. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will be generated by such asset or when the expenditure relates to recognize a major repair or overhaul of the asset which is conducted to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs, net of any income obtained from the sale of commercially valuable production during the launching period. In 2011 and 2010 no borrowing costs were capitalized and in 2009, such expenses were not significant.

2.6.4.2. Oil and gas exploration and production activities

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of well abandonment and restoration.

According to the successful efforts method of accounting, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

Estimated future well abandonment and restoration costs in hydrocarbons areas, discounted at a current rate, are capitalized in the cost of the assets and depreciated using the units of production method.  Additionally, a liability at the estimated value of the discounted amounts payable is recognized.

2.6.4.3. Depreciation

The Company depreciates productive wells, machinery and camps in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost with recoverability periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

The Company’s remaining items of property, plant and equipment are depreciated by the straight-line method based on estimated useful lives.

 The depreciation method is revised at each year-end. If expectations differ from previous estimates, adjustments are made prospectively at closing of each year, if applicable.

 Petrobras Argentina depreciates, using the straight-line method, each significant component of the assets not related to oil and gas production areas that (i) is identifiable as an independent component with a significant cost in relation to the total value of the asset, and (ii) has an operating useful life that differs from another significant part of the same asset.

2.6.4.4. Impairment of non–financial assets

The carrying value of property, plant and equipment does not exceed their recoverable value. The Company’s Management assesses the recoverability of property, plant and equipment items whenever events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) indicate that the carrying amount may not be recoverable. The book value of an asset is adjusted down to its recoverable value if its carrying amount exceeds the latter.

From a regulatory standpoint, recoverable amount is defined as the higher of fair value less costs to sell and value in use, the latter being defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual final disposition of the assets. To such end, among other elements, the premises that represent the best estimate made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

Discount rates used to calculate the value in use are the respective weighted average cost of capital (“WACC”). For each asset or cash generating unit a specific WACC was determined which considered the business segment and the country conditions where the operations are performed.

In subsequent periods, the reversal of the impairment charge is evaluated if there are changes in the assumptions used to determine the asset recoverable value. In such a case, the book value of the asset or cash generating unit is written up to the lower of: a) the book value that the asset or cash generating unit would have had if the impairment had never been recognized; and b) its recoverable value.

As of December 31, 2011, 2010, and 2009 the Company did not recognize any impairment charge on  property, plant and equipment.

2.6.5. Accounting for derivative financial instruments

Derivative financial instruments are measured at fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the measurement date, net of any collected or paid monies.

Changes in the measurement of derivative financial instruments designated as effective cash flow hedges are recognized under “Other comprehensive income” in “Equity”. Changes in the measurement of derivative financial instruments that do not qualify for hedge accounting or are not designated as hedges are recognized in the Consolidated Statement of Income under “Financial results”.

A hedging instruments is considered to be effective when, as its inception as well as on an ongoing basis, the change is within 80 to 125 percent of the opposite change in the fair value or cashflows of the hedged item. With respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedging transaction is no longer effective; or (c) the forecast transaction does not have a high likelihood of occurrence. Income (loss) arising from the hedging instrument that would have been allocated to Other comprehensive income should remain there until the committed or forecast transaction occurs, in the case of (a) and (b), and are charged to the Consolidated Statement of Income in the case of (c).

During the years ended December 31, 2011, 2010 and 2009, the transactions with derivative financial instruments did not result in the recognition of any significant gains and losses. At those dates, the Company did not hold any derivative instruments.

2.6.6. Equity accounts

The equity accounts, except as noted in Retained earnings are presented pursuant to the accounting standards in force at the date of transition to IFRS (see note 32.1). The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force.

Capital Stock

The capital stock consists of contributions made by shareholders represented by shares and capitalization of retained earnings, and comprises outstanding shares at their nominal value issued under Argentine law.

Adjustment to capital stock

Capital stock accounts were restated in constant currency in accordance with previously applicable accounting standards in Argentina (see note 32). The capital stock account was kept at nominal value and the adjustment arising from such restatement is shown under “Adjustment to capital stock”.

Capital stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses in accordance with the compensation  method specified under “Retained earnings”.

Additional paid in capital from merger

This account was generated in January 2005 as a result of the merger of Eg3, PAR and Petrolera Santa Fe, whereby all assets, liabilities, rights and obligations of the absorbed companies were included in the Company’s equity and shares of the Company were issued based on the approved share exchange ratio.

Treasury stock

Until December 31, 2009, the Treasury stock account comprised 3,385,947 Company shares resulting from the exchange of 9,431,210 Class B shares of PEPSA held by the Company. Those shares were deducted from shareholders’ equity at acquisition cost and are shown separately in the Consolidated Statement of Changes in Equity, at a cost and book value of 33.

During the third quarter of 2010 and in compliance with the terms and conditions in section 220 of the LSC, the Company sold these treasury shares under the preemptive right provisions set forth in Sections 221 and 194 of the LSC, and subsequently transferred to Optimum Petrobras Trust the remaining 3,277,418 shares of the Company.

Legal reserve

Pursuant to the provisions of the LSC, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Future dividends reserve

It relates to the amount allocated by the Shareholders to set up a reserve for future dividends. In addition, the Shareholders delegated on the Company’s Board of Directors the determination of the date and amount of the dividend distribution until the following Shareholders’ Regular Meeting.

Other comprehensive income

It includes the gain/loss from the remeasurement of foreign operations, net of foreign exchange differences arising from the indebtedness of the Company denominated in foreign currency designated as hedge of the net foreign investment, and the related tax effect.

Unappropriated retained earnings

Until December 2011, the outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned under “Legal reserve”.

This account therefore includes retained earnings carried forward from prior years, amounts transferred from other comprehensive income and prior year adjustments resulting from the application of IFRS.

General Resolution 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company’s Shareholders complied with these requirements at their meeting held on March 29, 2012 (Note 31.1).

2.6.7. Loans

Loans are initially recognized at fair value net of incurred transaction costs. Subsequently, they are carried at amortized cost. Any difference between the proceeds (net of transaction costs) and redemption value is recognized in the Consolidated Statement of Income throughout the life of the loans using the effective interest method.

The loans are classified as current liabilities unless the Company has the right to defer settlement of the liability by at least 12 months following the reporting date.

2.6.8. Labor costs liabilities

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Argentina.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be settled.

The accumulated unrecognized actuarial gains and losses at the transition date (see note 32.1) were recorded against Retained earnings, when the Company made use of the applicable IFRS 1 exemption. Actuarial gains and losses arising after this transition date are recognized in the Consolidated Statement of Income by applying the corridor method.

2.6.9. Taxes payable

2.6.9.1. Income tax

Income tax expense for the year comprises current and deferred tax and is recognized in the Consolidated Statement of Income, except to the extent it relates to items recognized in the Consolidated Statement of Comprehensive Income. In this case, the corresponding tax effect is also recognized in such statement.

The current income tax expense is calculated on the basis of the tax laws in force or in process of enactment at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. The Company’s management periodically evaluates criteria adopted in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and sets up provisions where appropriate.

The Company accounts for the deferred tax balance using the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences between the accounting and tax measurement of assets and liabilities. Temporary differences result in the recognition of tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the pertinent amounts. The Company recognizes deferred tax assets if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.

Deferred assets and liabilities are measured at the tax rate that is expected to be applicable in the period when the asset will be realized or the liability settled, on the basis of the tax rates in force or in process of enactment at the reporting date.

The deferred tax assets and liabilities are stated at their nominal value.

Income tax rates prevailing at year-end in Argentina, Venezuela, Brazil, Ecuador, Bolivia, Austria and Spain are 35%, 50%, 34%, 24%, 25%, 25% and 30%, respectively. In the case of Ecuador, an additional charge for labor participation is applied, with the applicable rate rising to 35.40%. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with a 12.5% withholding income tax.

2.6.9.2. Minimum presumed income tax

The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the taxable income for the year, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years.

In the years ended December 31, 2011, 2010 and 2009, income tax expenses were higher than minimum presumed income tax. Therefore, the Company only recorded income tax expense.

2.6.9.3. Hydroelectric royalties

For the operation of Pichi Picún Leufú Hydroelectric Complex, the Company pays, since 2002, hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of the hydroelectric royalty.

2.6.9.4. Withholdings on exports of hydrocarbons

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products as that of crude oil. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product. Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45 and US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the regulations call for the authorities to determine a new applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined.

In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/2006, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil was also applied to LPG.

2.6.9.5. Foreign Exchange Regime – Obligation to exchange into local currency 100% of foreign currency proceeds from exports of crude oil and oil related products

Decree N° 1,722/2010 dated October 25, 2011 reinstated the obligation that all foreign currency proceeds from exports of crude oil and oil related products, natural gas and liquefied gas be negotiated in the local exchange market regulated by BCRA.

The decree therefore makes it mandatory for Petrobras Argentina to exchange into local currency 100% of the proceeds of its exports of goods and services.

2.6.10. Basic and diluted earnings per share

Earnings per share for the year ended December 31, 2011, 2010 and 2009 were calculated on the basis of shares outstanding during each period, which amounts to 1,009,618,410 shares in those periods. Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

1.1.11.

Revenue recognition

Revenues from the sale of crude oil, natural gas, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignment. Any imbalance between actual and contractual assignment will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of December 31, 2011, 2010 and 2009 and January 1, 2009 gas imbalance liabilities were 6, 5, 6 and 6, respectively, attributable to 80, 99, 118 and 135 million cubic meters, respectively.

 The Company performs diesel oil and gasoline sale transactions with other refining companies in different geographical areas to optimize the logistics chain. These transactions are disclosed on a net basis in the Consolidated Statement of Income.

Revenues from electricity generation are accounted for under the accrual method, including energy and power actually delivered.

2.6.12 Discontinued operations

This category includes those operations which constitute a separate line of business or a geographic area of operations.

Therefore, operations related to the fertilizers business (Note 18.1) and those carried out in Peru (Note 18.2) and in Brazil (Note 18.4) were classified by the Company as discontinued operations.

Where an operation is classified as discontinued, the comparative Consolidated Statements of Income, of Comprehensive Income and of Cash Flows have been  changed as if the operation had been discontinued as from the beginning of the comparative period.

3. Critical accounting judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The most significant estimates and assumptions are described below:

3.1. Oil and gas reserves

Reserves mean oil and gas volumes (in m3 of oil equivalent) that are economically producible, in the areas where the Company operates or has a (direct or indirect) interest and over which the Company has exploitation rights, including oil and gas volumes related to those service agreements under which the Company has no ownership rights on the reserves or the hydrocarbons obtained and those estimated to be produced for the contracting company under service contracts.

There are numerous uncertainties in estimating proved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on its interpretation and judgment.

Reserve estimates are adjusted when so justified by changes in the evaluation criteria or at least once a year. These reserve estimates have considered the estimations of oil and gas consulting professionals.

3.2. Provision for well abandonment

Well abandonment liabilities when operations cease gives rise to the estimation of time and amount of abandonment costs by Company’s management. Technology, costs and political, environmental, safety and public relation considerations constantly change and may give rise to differences between actual future costs and estimates.

3.3. Impairment of assets

For the purpose of assessing recoverability of non financial assets, assets are grouped at the lower levels for which there are individually identifiable cash flows (cash generating units). For this purpose, each associated company and each jointly controlled company is considered a cash generating unit.

3.4. Allowance for bad debts

The Company’s Management makes estimates related to the recoverability of receivables, whose book values are adjusted through an allowance for bad debts when the Company identifies that the debtor is unable to fulfill its financial obligation to the Company. Management specifically analyzes accounts receivable, customers’ creditworthiness, current economic trends and changes in customer’s collection terms when assessing the adequate allowance for bad debts.

3.5. Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company’s Management reviews the status of each contingency and assesses potential financial exposure. If the potential loss from the contingency is considered probable and the amount can be reasonably estimated, a provision is recorded. The Company’s Management estimates the amount of such provision based on available information and the assumptions and methods deemed appropriate. These estimates are primarily prepared with the assistance of legal counsel. As additional information becomes available to the Company, estimates are revised and adjusted periodically.

Contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

The Company evaluates whether there would be additional expenses directly associated to the ultimate resolution of each contingency, which are to be included in the provision if they may be reasonably estimable. The Company evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual. If the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

3.6. Environmental costs

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value (which considers those costs) of such assets does not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when, on the basis of environmental assessments, such liabilities are probable to materialize, and costs can be reasonably estimated. The actual recognition and amount of these provisions are generally based on the Company’s commitment to an action plan, such as an approved remediation plan or the sale or disposal of an asset. The provision is recognized on the basis that a future remediation commitment will be required.

The Company measures liabilities based on its best estimation of present value of future costs, using currently available technology and applying current environmental laws and regulations as well as the Company’s own internal environmental policies.

4. Financial and equity risk management

4.1. Risk management objectives and policies

In performing its operations, the Company is exposed to a series of risks associated to the markets in which it operates.

The Company adopts an integrated risk management methodology, which is not focused on the individual risks of the operations of its business units but on a wider monitoring of risks affecting its entire portfolio.

The Company’s risk management strategy, in line with its business integration strategy, seeks to achieve a balance between profitability goals and its exposure to risk.

The Company and its subsidiaries are not engaged in or trade in derivative financial instruments for speculative purposes.

The Board of Directors establishes the policies for managing each of the risks set out below, which have been applied consistently in the years included in these financial statements:

4.1.1. Commodity price risks

Petrobras Argentina’s operations are affected by a number of factors which are beyond the Company’s control, including the changes in the market price of its products, governmental regulations on prices, taxes and other charges, royalties and other factors.

In Argentina, a series of regulations issued during recent years, particularly focused on the energy sector and aimed at reducing the impact of inflationary pressures, have limited the possibility of changing the price of the Company’s products.

As of December 31, 2011, 2010 and 2009, Petrobras Argentina did not use derivative financial instruments to mitigate the risks associated with commodity price fluctuations.

4.1.2. Exchange rate risks

The Company’s results of operations and financial position are sensitive to changes in the exchange rate between the Argentine Peso and certain  foreign currencies.

The Company is mainly exposed to changes in the peso exchange rate against the US dollar. Petrobras Argentina’s exposure to currencies other than the US dollar is not significant.

As of December 31, 2011, all of the financial debt was denominated in US dollars. Although this position exposed the Company to exchange rate risks, it was partially mitigated by certain financial investments which were also denominated in US dollars.

The impact on the Company's results of operations deriving from the effect of fluctuations in exchange rates on the financial debt is also mitigated by the opposite effect of such fluctuations on the net investment in foreign operations, which are recorded in comprehensive income in line “Other comprehensive income”.

The carrying amounts of assets and liabilities denominated in foreign currencies at the end of each fiscal year under report are as follows, which are mainly denominated in U.S. dollars:

As of December 31, 2011, 2010 and 2009, Petrobras Argentina was not engaged in any derivative financial instruments to mitigate risks associated with exchange rate fluctuations.

Exchange rate sensitivity analysis

The following sensitivity analysis does not include the effects of exchange rate changes on non-monetary net investments in foreign operations. The impact resulting from the exchange rate fluctuation of the US dollar-denominated financial debt is registered in Equity in line “Other comprehensive income”, to offset the effect of exchange rate changes on the net investment in foreign operations.

Management estimates, based on the financial position as of December 31, 2011, that each P$0.10 increase in the exchange rate against the US dollar would result in a gain before taxes of 13 and a reduction in equity of 54.

Considering the financial position as of December 31, 2010 and 2009, the Company estimated that each P$0.10 increase in the exchange rate against the US dollar would result in a gain before taxes of 22 and 1 and a reduction in equity of 68 and 80, respectively.

 4.1.3. Interest rate risks

Management of interest rate risk aims at reducing financial costs and the Company’s exposure to interest rate increases.

As of December 31, 2011, 2010 and 2009 approximately 98%, 71% and 79%, respectively, of our total financial debt was subject to fixed interest rates while the remaining portion was subject to variable interest rates. Information regarding the financing of the Company and related interest rates is included in Note 22.

During the years ended December 31, 2011, 2010 and 2009, Petrobras Argentina was not engaged in any derivative financial instruments to mitigate the risks of interest rate fluctuations.

Interest rate sensitivity analysis

As of December 31, 2011, 2010 and 2009 the Company’s debt subject to variable interest rates was 54, 1,170 and 1,138, respectively. Considering the low amount of debt in 2011, the Company is not currently exposed to a significant cash flow risk as a consequence of interest rate fluctuations.

Considering the amounts of debt subject to variable interest rates as of December 31, 2010 and 2009, the Company estimated that each 1% increase in the interest rate would result in a loss before taxes of 12 and 11, respectively.

4.1.4 Liquidity risk

The liquidity risk relates to the Company’s lack of sufficient funds to comply with all its economic, labor or business commitments.

The liquidity risk is associated with the Company’s ability to finance its commitments and carry out its business plans with stable sources of financing, as well as with the indebtedness level and the maturity profile of the financial debt.

Petrobras Argentina has a protection policy against liquidity risk. To such end, it maintains cash and cash equivalents, other liquid financial instruments and uncommitted credit lines in a sufficient amount to pay out loans and other financial debts at maturity, in addition to maintaining an adequate balance between short and long term debt.

The Company has a funding policy that provides guidelines to avoid concentration in funding sources and credit counterparties.

The Company invests its cash in local and foreign financial institutions with adequate credit ratings. The Company manages its liquidity in accordance with a policy approved by its Board of Directors. It also uses a methodology for the analysis and setting of credit limits when placing investments in different financial institutions and mutual funds in order to minimize any associated credit risk.

Liquidity rate

The Company’s liquidity ratio as of December 31, 2011, 2010 and 2009 and as of January 1, 2009 is shown below:

Aging of financial assets and liabilities

Aging of total financial assets and liabilities as of December 31, 2011, 2010 and 2009 is broken down as follows:

(a) Net of allowance for bad debt of 78, 92 and 123 as of December 31, 2011, 2010 and 2009, respectively (Note 15)

4.1.5. Credit risk

Credit risk represents the exposure to possible losses derived from the lack of compliance by commercial or financial counterparties with the obligations assumed with the Company. This risk mainly results from economic and financial factors or from a possible default of counterparty.

Credit risk is associated with trade receivables as well as with cash equivalents and cash in banks and financial institutions.

The Company, in the normal course of business and according to its credit policy, provides credit lines to a large client portfolio, in several industry sectors, including gas station operators, refiners, exporting companies, petrochemical companies, natural gas distribution companies, large electricity users and distribution companies, among others.

The Company constantly performs credit evaluations of the financial ability of its clients to minimize the potential risk of bad debt losses.

The allowance for bad debt recognized by the Company represents its best estimate of probable losses in relation to trade receivables.

As of December 31, 2011 the Company’s trade receivables amounted to 2,082, of which 90% was due within one year. The remaining 10% was classified as non-current, and related to Cammesa (Wholesale Electricity Market Administration Company- an Argentine company engaged in buying electricity from power generation companies and selling it to distribution companies). Except for Cammesa (which represents approximately 37% of total trade receivables), the Company does not have a significant credit risk concentration, such exposure being fragmented into a large number of customers and other counterparties. No customer concentrates a significant percentage of total trade receivables other than Cammesa.

Credit risk associated with cash and cash equivalents and other financial investments is limited by the policy to operate only with counterparties (bank institutions) with adequate credit ratings. The Company also has a liquidity policy in place.

4.1.6. Capital management

The main purpose of the Company’s capital management is to maintain a good credit rating and safe debt-to-equity ratios in order to sustain the Company’s business and maximize shareholders’ value.

In addition, Petrobras Argentina seeks to maintain a cash generation level by its operating activities to fund its investment plan and fulfill all its financial commitments. In the years ended December 31, 2011, 2010 and 2009, cash provided by operating activities amounted to 1,695, 2,540 and 1,890, respectively.

The Boards of Directors of the companies over which Petrobras Argentina exercises significant influence or joint control set out their own risk management policies.

Debt-to-equity ratio:

The Company’s debt-to-equity ratio at December 31, 2011, 2010 and 2009 and January 1, 2009  is as follows:

4.2. Financial instruments by category

As of December 31, 2011, 2010, 2009 and January 1, 2009, the categories of financial instruments were as follows:

12/31/2011

	Financial assets				
	At fair value through profit or loss	Held to maturity	Loans and receivables	Financial liabilities	Total
CURRENT ASSETS					
Cash and cash equivalents	131	1,061	-	-	1,192
Other investments	-	-	21	-	21
Trade receivables	-	-	1,871	-	1,871
Other receivables	-	-	1,070	-	1,070
Total current assets	131	1,061	2,962	-	4,154
NON-CURRENT ASSETS					
Trade receivables	-	-	211	-	211
Other receivables	-	-	896	-	896
Other investments	-	148	200	-	348
Total non-current assets	-	148	1,307	-	1,455
Total assets	131	1,209	4,269	-	5,609
CURRENT LIABILITIES					
Accounts payable	-	-	-	1,572	1,572
Short-term loans	-	-	-	40	40
Payroll and social security taxes	-	-	-	194	194
Taxes payable	-	-	-	310	310
Total current liabilities	-	-	-	2,116	2,116
NON-CURRENT LIABILITIES					
Accounts payable	-	-	-	184	184
Long-term loans	-	-	-	2,182	2,182
Defined benefit plans	-	-	-	188	188
Total non-current liabilities	-	-	-	2,554	2,554
Total liabilities	-	-	-	4,670	4,670

12/31/2010

	Financial assets				
	At fair value through profit or loss	Held to maturity	Loans and receivables	Financial liabilities	Total
CURRENT ASSETS					
Cash and cash equivalents	459	1,654	-	-	2,113
Other investments	-	13	29	-	42
Trade receivables	-	-	1,468	-	1,468
Other receivables	-	-	1,761	-	1,761
Total current assets	459	1,667	3,258	-	5,384
NON-CURRENT ASSETS					
Trade receivables	-	-	223	-	223
Other receivables	-	-	283	-	283
Other investments	-	154	117	-	271
Total non-current assets	-	154	623	-	777
Total assets	459	1,821	3,881	-	6,161
CURRENT LIABILITIES					
Accounts payable	-	-	-	1,568	1,568
Short-term loans	-	-	-	584	584
Payroll and social security taxes	-	-	-	184	184
Taxes payable	-	-	-	442	442
Total current liabilities	-	-	-	2,778	2,778
NON-CURRENT LIABILITIES					
Accounts payable	-	-	-	166	166
Long-term loans	-	-	-	3,403	3,403
Defined benefit plans	-	-	-	157	157
Total non-current liabilities	-	-	-	3,726	3,726
Total liabilities	-	-	-	6,504	6,504

12/31/2009

	Financial assets				
	At fair value through profit or loss	Held to maturity	Loans and receivables	Financial liabilities	Total
CURRENT ASSETS					
Cash and cash equivalents	282	651	-	-	933
Other investments	-	13	-	-	13
Trade receivables	-	-	1,409	-	1,409
Other receivables	-	-	2,441	-	2,441
Total current assets	282	664	3,850	-	4,796
NON-CURRENT ASSETS					
Trade receivables	-	-	167	-	167
Other receivables	-	-	628	-	628
Other investments	-	156	119	-	275
Total non-current assets	-	156	914	-	1,070
Total assets	282	820	4,764	-	5,866
CURRENT LIABILITIES					
Accounts payable	-	-	-	1,323	1,323
Short-term loans	-	-	-	1,862	1,862
Payroll and social security taxes	-	-	-	183	183
Taxes payable	-	-	-	312	312
Total current liabilities	-	-	-	3,680	3,680
NON-CURRENT LIABILITIES					
Accounts payable	-	-	-	154	154
Long-term loans	-	-	-	3,687	3,687
Defined benefit plans	-	-	-	142	142
Total non-current liabilities	-	-	-	3,983	3,983
Total liabilities	-	-	-	7,663	7,663

01/01/2009

	Financial assets				
	At fair value through profit or loss	Held to maturity	Loans and receivables	Financial liabilities	Total
CURRENT ASSETS					
Cash and cash equivalents	381	719	-	-	1,100
Trade receivables	-	-	1,334	-	1,334
Other receivables	-	-	1,570	-	1,570
Total current assets	381	719	2,904	-	4,004
NON-CURRENT ASSETS					
Trade receivables	-	-	111	-	111
Other receivables	-	-	382	-	382
Other investments	-	147	65	-	212
Total non-current assets	-	147	558	-	705
Total assets	381	866	3,462	-	4,709
CURRENT LIABILITIES					
Accounts payable	-	-	-	1,601	1,601
Short-term loans	-	-	-	1,865	1,865
Payroll and social security taxes	-	-	-	294	294
Taxes payable	-	-	-	402	402
Total current liabilities	-	-	-	4,162	4,162
NON-CURRENT LIABILITIES					
Accounts payable	-	-	-	58	58
Long-term loans	-	-	-	4,317	4,317
Defined benefit plans	-	-	-	110	110
Total non-current liabilities	-	-	-	4,485	4,485
Total liabilities	-	-	-	8,647	8,647

4.3. Fair value of financial instruments

The methods and assumptions used to determine the estimated fair value of each class of financial instrument are as follows:

The carrying amount of cash, cash equivalents, accounts receivable and short-term debt are similar to their fair value because of the short-term maturity of these items.

The fair value of investments in mutual funds was estimated on the basis of quoted market prices as of the reporting dates for identical assets in active markets and accordingly this fair value estimate was categorized as Level 1.

The fair value of publicly offered long-term debt obligations was estimated on the basis of quoted market prices for such debt obligations as of the reporting dates while for the rest of the long-term debt obligations, fair value was estimated on the basis of interest rates currently available to the Company for debt obligations with similar maturities.

The estimated fair value of long-term loans as of December 31, 2011, 2010 and 2009 and January 1,2009, are as follows:

4.4. Fair Value by hierarchy levels

Fair value is a market-based measurement based on assumptions that market participants would use in pricing the asset or liability. The Company uses the following three-tier fair value hierarchy which prioritizes the inputs used to measure fair value:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs other than quoted prices in active markets that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

If one or more significant inputs were not based on observable market data, related financial instruments are included in Level 3.

5. Information by segments

The Company prepares this information based on business segment criteria and also prepares relevant information by geographical area.

5.1 Business segments:

Transactions between business segments are conducted during the ordinary course of business at market terms and prices. The terms and conditions of these transactions are comparable to those offered by or obtained from non-related parties.

Below is detailed information on each business segment identified by the Company’s Management:

12/31/2011					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Current assets	1,221	1,949	517	956	481	5,124
Other investments	102	-	-	106	140	348
Investments in associates	2,795	148	-	-	-	2,943
Investments in companies under joint control	-	-	-	724	-	724
Property, plant and equipment	4,712	1,163	271	814	96	7,056
Other non-current assets	344	56	22	225	808	1,455
Total assets	9,174	3,316	810	2,825	1,525	17,650
Total liabilities	2,743	1,893	235	489	1,947	7,307

	12/31/2010					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Current assets	1,617	1,835	993	635	1,498	6,578
Other investments	-	-	-	121	150	271
Investments in associates	2,828	141	-	-	-	2,969
Investments in companies under joint control	-	-	-	690	1	691
Property, plant and equipment	4,446	1,094	875	775	105	7,295
Other non-current assets	42	60	91	293	250	736
Total assets	8,933	3,130	1,959	2,514	2,004	18,540
Total liabilities	1,811	1,897	774	433	3,672	8,587

	12/31/2009					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Current assets	1,019	1,290	1,114	651	1,918	5,992
Other investments	-	-	-	125	150	275
Investments in associates	3,161	160	-	-	-	3,321
Investments in companies under joint control	-	-	-	727	-	727
Property, plant and equipment	4,496	1,365	894	737	111	7,603
Other non-current assets	58	68	110	248	581	1,065
Total assets	8,734	2,883	2,118	2,488	2,760	18,983
Total liabilities	1,312	1,427	902	405	5,396	9,442

	01/01/2009					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Current assets	1,328	1,496	1,070	640	984	5,518
Other investments	65	-	-	5	142	212
Investments in associates	3,004	140	-	-	-	3,144
Investments in companies under joint control	-	-	-	764	-	764
Property, plant and equipment	5,724	1,368	1,124	654	122	8,992
Other non-current assets	34	62	63	219	365	743
Total assets	10,155	3,066	2,257	2,282	1,613	19,373
Total liabilities	2,424	1,344	858	372	5,486	10,484

5.2 Relevant information by geographical area

Below is information on assets, net sales, operating income and equity in earnings of affiliates aggregated by geographical area:

(a) Note 18.4

(1) Entirely related to sales to third parties.

6. Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

7. Administrative and selling expenses

8. Exploration expenses

9. Other operating expenses, net

(1) Corresponding to charges related to environmental issues undertaken by the Company from the current year, resulting from increased levels of demand of internal policies, in line with international standards of excellence.

10. Financial results

11. Earnings per share

Basic and diluted earnings per share attributable to the controlling company’s shareholders are calculated as follows:

Between December 31, 2011 and the date of issuance of these financial statements, the Shareholders of the Company voted on the capitalization of unappropriated retained earnings for 1,009 (Note 31.1).

12. Cash and cash equivalents

13. Investments in related companies

13.1. Investments in joint ventures

13.1.1. Distrilec

Petrobras Argentina, through Petrobras Finance Bermudas and PEDASA, holds an indirect interest of 48.50% in Distrilec.

Distrilec may change its equity interest and sell its shares in Edesur only with the approval of ENRE. In addition, over the entire term of Edesur’s concession, Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement.  This pledge does not in any way limit the exercise of financial and voting rights associated with Edesur’s shares.

13.1.2. CIESA

The shareholders of CIESA, the parent company of TGS, may not sell their Class “A” shares representing 51% of TGS¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

13.1.3. Carrying value of the Company’s interests in CIESA and Distrilec

At December 31, 2011, 2010 and 2009 and January 1, 2009, the carrying value of the direct and indirect holding in CIESA was 269, 146, 165 and 188, respectively, including (185), (195), (206) and (216) for adjustments made to align the accounting principles to those of the Company. On those dates, the carrying value of CIESA includes 110 from the transfer to Enron of TGS shares’ (see below).

At December 31, 2011, 2010 and 2009 and January 1, 2009, the carrying value of the indirect interest in Distrilec amounts to 455, 545, 562 and 576, respectively, which includes 25, 31, 37 and 43 from the allocation of the consideration paid for the indirect interest in Distrilec in excess of fair value of net assets acquired.

The book value of these interests does not exceed their recoverable value.

13.1.4. CIESA indebtedness

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, or the cap and collar of interest rate agreements.

In April 2004, Petrobras Argentina and EPCA, a subsidiary of Enron Corp., the only two shareholders of CIESA, celebrated a master settlement agreement in which they agreed to make certain share transfers in two successive steps to facilitate the restructuring of CIESA’s financial debt.

Initially, after the relevant regulatory authorities’ approvals, on August 29, 2005, EPCA transferred 40% of its shares in CIESA to a trust fund and, at the same time, Petrobras Argentina and its subsidiary, Petrobras Hispano Argentina S.A., transferred to EPCA Class B shares of TGS (representing 7.35% of TGS’s capital stock). The Company considered the book value of the shares transferred as part of the valuation of its interest in CIESA in Investments in companies under joint control.

Subsequently, pursuant to the terms of the Financial Debt Restructuring Agreement entered into on September 1, 2005 by CIESA, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., EPCA, ABN AMRO BANK N.V. Argentine Branch and all its financial creditors, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term.

In addition, the Restructuring Agreement contemplated the terms of the Master Agreement which envisaged debt capitalization for a nominal amount of US$ 201.5 million plus accrued unpaid interest. The Restructuring Agreement was subject to approval by the ENARGAS and the CNDC.

While the Restructuring Agreement was awaiting approval by the governmental authorities, on January 9, 2009, Ashmore Energy Internacional Limited (now AEI), who then declared to be the sole holder of the Corporate Bonds (Obligaciones Negociables) issued by CIESA in 1997, announced its decision to terminate the Restructuring Agreement.

Under such circumstances, on January 28, 2009, CIESA brought an action before the Courts of the State of New York, United States of America, to petition that an order be issued to declare that any action initiated by AEI against CIESA in connection with the Corporate Bonds should not succeed because said bonds had become time-barred and, on a subsidiary basis, that strict performance of the Restructuring Agreement be ordered and that CIESA be paid damages for termination of the agreement by AEI without due notice.  The action brought by CIESA before the Courts of New York was initially dismissed on July 29, 2009, since a bankruptcy petition was pending before the Courts of the Republic of Argentina.

On February 4, 2009, AEI filed a bankruptcy petition against CIESA before the Courts of the Republic of Argentina for the amount of US$ 127 million, seeking recovery of an alleged claim relating to the Corporate Bonds. Such bankruptcy petition was rejected by the Court of Appeals in Commercial matters on October 9, 2009. AEI filed motions to invalidate the court decision and remove the intervening judges with cause, which motions were also dismissed on November 24 and December 28, 2009, respectively.

By virtue of the dismissal of the bankruptcy petition decided in the Republic of Argentina, on November 13, 2009 CIESA filed before the Courts of New York, a motion to renew and reargue, requesting: (i) to permit renewal and new arguments by CIESA against AEI’s motion to dismiss CIESA’s amended complaint and (ii) revocation of the judgment passed on July 29, 2009 admitting the motion to dismiss filed by AEI against the petition of CIESA. In April 12, 2010, CIESA was notified of the resolution issued by the Judge of New York, whereby the company’s petition was sustained and the court considered itself to be competent to deal with the request for declaring that the statute of limitation pertaining to the referred claim had expired as well as other issues raised. On August 9, 2010 AEI filed an appeal and on January 27, 2011 the court of appeals dismissed the appeal and upheld the lower court’s decision.

On May 13, 2010 notice was given to CIESA of a filing made by AEI rejecting the claims stated by CIESA in its complaint and demanding payment of CIESA’s Corporate bonds including interest accrued. A decision is still pending.

During the first quarter of 2011, the Pampa Group reported that it had acquired CIESA’s unpaid bonds and certain claims against CIESA from AEI, as well as 100% of the outstanding shares of EPCA, which in turn owns 10% of CIESA.

On May 10, 2011 CIESA entered into a Memorandum of Understanding (“MOU”) with the Pampa Group in which the parties agreed, to: i) suspend the lawsuit pending before the Supreme Court of the State of New York in order to reestablish the proposed restructuring, subject to the necessary governmental approvals required to implement the CIESA Restructuring Agreement and include the Pampa Group as a party thereto; and ii) abandon all claims asserted in the lawsuit by the parties and third parties to terminate all disputes among them.

On May 18, 2011, the parties to the CIESA Restructuring Agreement entered into a fourth amendment of such agreement, which, among other things, provides for the replacement of AEI by the Pampa Group in the CEISA Restructuring Agreement, which would result in a new shareholding structure of CIESA, in which PESA and its subsidiaries would have a 50% equity interest, and the Pampa Group would have the remaining 50%. On October 5, 2011, by note No.11,362, ENARGAS expressed no regulatory objections to the CIESA Restructuring Agreement  and expressed that it may be effective after approval is obtained from the CNDC. As of the date of issuance of this Annual Report, the CIESA Restructuring Agreement remails subject to approval by the CNDC.

On April 29, 2011, TGS’s shareholder’s meeting approved the distribution of a cash dividend in the amount of  976 million that was paid to its shareholders on May 27, 2011. As a result, CIESA received a 540 million dividend payment from TGS.

CIESA’s financial statements as of and for the year ended December 31, 2011, which the Company used to calculate its equity pickup as of that date were prepared using the going concern basis of accounting and therefore such financial statements do not include any adjustments or reclassifications that may derive from the resolution of the uncertainties discussed herein.

13.1.5. Tariff situation of the public utility companies

13.1.5.1. General framework

The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies, which were affected, among others, by the local currency devaluation, the pesification and the elimination of indexation clauses on rates.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interest and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy and Production renegotiate the agreements executed with public utility companies. UNIREN was created in July 2003, which took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.

In December 2011, the Law No. 26,729 was issued, which extended the public works and services renegotiation term to December 2013.

13.1.5.2. TGS

After UNIREN had submitted to TGS several proposals for the tariff adjustment as provided for in the concession contract that TGS had deemed insufficient, in October 2008 TGS executed a provisional agreement with UNIREN, which provides for a 20 % tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system provided under the same agreement.

On December 3, 2009, the PEN issued Decree No. 1,918/09 ratifying the provisional agreement. As a result, TGS will invoice its clients the tariff increase once the ENARGAS has published the new tariff schedule and has defined the invoicing method of the retroactive increase. This administrative formality, however, has not been completed and considering the excessive delay, in August 2010, TGS sent a letter to ENARGAS requesting authorization to publish the tariff schedule including the 20% provisional tariff increase and the method for collection of the retroactive increase and the application of an interest rate in accordance with the payment terms to be defined. ENARGAS answered TGS that it had forwarded the background information and the tariff project to the SCyCG, wich is part of the MPFIPyS, in compliance with Resolution No. 2,000/2005 issued by the MPFIPyS.

On September 30, 2010, TGS filed an action for the protection of its constitutional rights (“acción de amparo”) under Section 43 of the National Constitution and Law No.16,986, against ENARGAS and SCyCG to seek implementation of the new tariff schedule. On November 8, 2010, notice was given to TGS of the judgment granting the requested action and thus ordering SCyCG to return to ENARGAS within two days the documents relating to the new tariff schedule applicable to TGS in compliance with Decree No. 1,918/09, and instructing ENARGAS to define the tariff schedule and the method for collection of the retroactive increase within two days following receipt of the referred documents. ENARGAS and the SCyCG appealed.

In addition, on November 16, 2010, UNIREN proposed TGS to move forward with the renegotiation of the License Agreement within the scope and according to the terms and conditions of the Public Emergency Law, for which purpose suspension of the before mentioned action for the protection of constitutional rights was demanded by UNIREN. On November 18, 2010, TGS decided to authorize the suspension for a term of 20 business days automatically renewable unless TGS’s Board of Directors decided not to renew the same before or at the end of each period in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS sent a letter to ENARGAS and the MPFIPyS asking for the execution of the writing requesting the suspension. As of the date of these financial statements, no favorable answer to the letter has been received.

On April 5, 2011, Panel II of the Federal Court of Appeals in Administrative matters set a 60 business day term for SCyCG to take action as provided under Resolution No. 2,000/2005 and return the record to ENARGAS, and instructed ENARGAS to render its opinion as regards the adequacy of tariffs and the Provisional Tariff Schedule provided thereunder no later than 60 business days after receipt of the abovementioned record from SCyCG, upon verification of compliance with the requirements provided for in the provisional agreement dated October 9, 2008. TGS and ENARGAS filed an extraordinary appeal which was rejected by the Court of Appeals on May 27, 2011. On June 14, 2011 ENARGAS filed a complaint against refusal to grant appeal before the Federal Supreme Court of Argentina. Since more than one year has elapsed since publication of Decree No. 1.918/09 and given authorization of the suspension of the action for the protection of constitutional rights, this meaning a material change in the conditions determining the original recording of the tariff increase, TGS’s management resolved to: (i) discontinue recording the revenues attributable to the tariff increase, and (ii) reverse the amount receivable previously accounted for in fiscal year ended December 31, 2011, 2010 and 2009 TGS managements decision does not imply a waiver of the rights conferred by Decree No. 1,918/09.

This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the license to be entered into with the National Government. As of the date of these financial statements, TGS is evaluating that proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the expiration date of the Economic Emergency Law. If no agreement is reached, UNIREN will submit a report to the PEN recommending the steps to be taken.

Early in October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). In October 2011 a new proposal, similar to the previous one, was received. This proposal, if accepted by TGS, will allow UNIREN to start the administrative proceedings required to be successfully completed before the competent authorities for execution of the Agreement.

13.1.5.3. Edesur

Memorandum of Agreement between Edesur and the Argentine government

a) General considerations:

In August 2005 Edesur entered into a Memorandum of Agreement (MOA) with UNIREN that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, would be the basis for amending the concession agreement.The document established through June 30, 2006 that a RTI would be performed, which lead to a new rate system effective August 1, 2006, and for the following five years. Also, among others, it established a transition period for which the following was agreed, a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; and a mechanism to monitor costs, which allows for reviewing rate adjustments. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy approved the rate system through February 2009. As a preliminary condition for the Executive Branch to ratify the MOA, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

The MOA was ratified by the Executive Branch on December 28, 2006. According to ENRE’s Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective as from February 1, 2007. As a consequence, a 23% increase was applied on the company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on such distribution costs for the execution of a work plan. In addition, ENRE authorized to apply to such costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA.

Subsequently, Resolutions No. 1,838/2007 of the Secretary of Energy and No. 867/2007 of ENRE approved a 9.75% adjustment for the period from May 2006 to April 2007 under the cost monitoring method set forth in the Memorandum of Agreement applicable as from May 2007.

On July 31, 2008 ENRE issued Resolution No. 324/2008 in relation to the Interim Tariff Scheme, approving a new tariff schedule for Edesur applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% on residential users with bimonthly consumption levels over 650 kilowatts as well as a 10% increase on commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy and the partial recognition of the cost monitoring system for subsequent periods.

Additionally, pursuant to the Overall Tariff Review, on November 12, 2009 Edesur submitted to the ENRE its revenue requirements in compliance with ENRE’s Resolution No. 467/2008.

On August 18, 2009, considering the domestic electric power consumption level during the winter season and in order not to adversely affect their payment capability, the Secretary of Energy provided under Resolution No..652/09 new seasonal prices for the June 1, 2009 – December 31, 2009 period for residential users with bimonthly consumption over 1,000 kWh or monthly consumption over 500 kWh. As a result, the ENRE issued Resolution No. 433/09, dated August 19, 2009, approving the values stated in the new tariff schedule applicable to the before mentioned period which imply a subsidy from the National Government to users involved of 100% of the tariff increase provided under ENRE Resolution No. 628/08 for June and July 2009 and of 70% of the tariff increase for August and September 2009. An equivalent subsidy was provided for under Resolutions No.347/2010 issued by the Secretary of Energy and No. 294/2010 issued by the ENRE for the June 1, 2010 - September 30, 2010 period and under Resolutions No. 202/2011 issued by the Secretary of Energy and No. 216/2011 issued by the ENRE for the June 1, 2011 - December 31, 2011.

b) Actions taken by Edesur:

Under the terms of the MOA, Edesur complied with the provision of electricity distribution services, the development of its operations allowed it to meet the continuous increase in demand. In this respect, Edesur absorbed higher costs associated with rendering the service and complied with the investment commitments set forth in the MOA to meet the increase in demand.

Pursuant to the MOA, Edesur has made the relevant filings before ENRE so that changes in the cost of the service that it renders be recognized and incorporated into the tariff, and in order to express the Company’s concern in relation to its current financial and economic situation. On May 9, 2012 Edesur was notified of a judicial ruling in favor of its petition that ENRE and the National Government undertake the actions required to perform the RTI in compliance with the MOA.

The delay by the regulatory authorities in complying with certain milestones provided in the MOA affected Edesur's results of operations and liquidity. In this respect, and until the terms of the MOA are complied with, Edesur is evaluating different alternatives to maintain a positive operating cash flow.

As of the date of these financial statements, the requests submitted are still pending resolution by the regulatory authorities.

Regulatory Agency Requirements

On October 8, 2010, ENRE served notice to Edesur of  Resolution No. 525/2010 demanding Edesur to adjust the 2010 investment plan and submit an Operative Regularization Program to remove deficiencies in the supply of public services. Edesur submitted to the ENRE a petition for reconsideration against said resolution rejecting the reasons and grounds thereof and ratified the 2010 investment plan and the Operative Regularization Program. As of the date of these financial statements, the petition has not been answered.

Given the electricity supply interruptions occurred between December 20 and 31, 2010, ENRE, through Resolution No. 01/2011 sent to Edesur on January 4, 2011, ordered that a comprehensive technical, legal, economic and financial audit be conducted, during a thirty day term, to assess the compliance by Edesur with its material obligations, the adequacy of and compliance with the committed investment plan, the investments made to meet the demand growth, the current conditions and level of maintenance of the facilities and equipment and wether Edesur is qualified to adequately provide public electricity distribution services. The above mentioned comprehensive audit started January 5, 2011. As of the date of these financial statements, the audit is in progress and Edesur has answered all requests in order to prove adequate compliance with its obligations.

c) Investment in Distrilec/Edesur

The net book value of the equity investment in Distrilec (controlling shareholder of Edesur) amounts to 455 at December 31, 2011, representing 2% of Petrobras Argentina’s total assets.

Resulting from the above described economic and financial situation that Distrilec/Edesur is facing, Petrobras Argentina has assessed the recoverability of such investments by making projections based on probability-weighted scenarios using different assumptions, some of them assuming that electricity rates will be improved.

These projections were prepared on the basis of estimates concerning the future performance of certain variables that are considered sensitive to the determination of recoverable value including: (i) nature, extent, opportunity and methodology of electricity rate increases, (ii) electricity demand projections; (iii) evolution of operating costs, and; (iv) macroeconomic variables, such as gross domestic product growth rates, inflation rates and foreign currency exchange rates.

Based on the above assessment, Petrobras Argentina determined that no impairment charges were required as of December 31, 2011 on the carrying equity value of its investment in Distrilec/Edesur. However, it is reasonably possible that this determination could change over time should the conditions existing as of the date of these Financial Statements deteriorate. The materialization of certain assumptions used by Petrobras Argentina to assess impairment is highly sensitive to the economic context and is contingent on future events and actions, some of which are beyond the control of the Company’s management and might affect the carrying value of this asset.

With regards to the ability of Edesur to continue operating normally in the foreseeable future, Edesur expressed that the company is making every effort to exercise all its rights in order to achieve a positive operating cash flow so as to continue providing electricity distribution services and to protect Edesur’s net worth. However, since the actions required to be taken to reverse the current situation depend on the occurrence of certain events beyond Edesur’s control, such as the electricity rates increase, the Board of directors of Edesur understands that such company’s economic and financial situation will continue to deteriorate unless changes are made to current conditions.

13.1.6. Economic and financial situation of Edesur

Edesur has been conducting its operations within an adverse context that has affected its revenues and liquidity. Since there are certain events beyond Edesur’s control that should occur to reverse the current economic and financial situation, especially in connection with the tariffs increase, there is uncertainty as to the future development of the operations of Edesur.

Edesur estimates that the recognition of higher costs stated in the MOA and the Overall Tariff Review would restore the economic and financial balance of the Concession Agreement.

As of the date of these financial statements, the resolution of the petitions submitted by Edesur requiring the accomplishment of the agreed terms are still pending by the regulatory authorities.

On June 27, 2012, Edesur submitted a note to the Secretary of Energy requesting financing to pay for the purchase of energy.

Until all the provisions of the MOA are complied with, Edesur persists in exercising its rights to leverage its operating cash flow in order to continue distributing energy and protect its equity.

13.2. Equity in associates

(1) The activity for the years ended December 31, 2011, 2010 and 2009, includes (65), (35) and (40) charged to "Other comprehensive income" and (294), (212) and (281), charged to "Other operating expenses",  respectively (see note 9).

Investments in Mixed Companies in Venezuela

In April 2005, the MEP instructed PDVSA to review the thirty-two operating agreements signed by PDVSA affiliates with oil companies from 1992 through 1997. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies. In August 2006, the conversion operating agreements were signed, providing for that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government.

The companies Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. (collectively referred to as “mixed companies”) were organized as a result of migration of the operating agreements governing production activities in Venezuela in the Oritupano Leona, La Concepción, Acema and Mata areas, respectively.

The mixed companies have to sell to PDVSA all liquid hydrocarbons and the associated natural gas (when so provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.

As of December 31, 2011, 2010, 2009 and 2008 the carrying value of the Company’s direct and indirect interest in the mixed companies, net of impairment charges, is 2,450, 2,518, 2,880 and 2,751, respectively. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. In determining the fair value, the Company considered prices based on business plans, production curves, transaction costs at market values and investment needs to develop the reserves of such companies. Discount rates used to measure fair value consider the type of asset involved, the business segment and the country where operations are conducted. As of December 31, 2011, 2010 and 2009 and January 1, 2009 the Company maintains allowances for impairment on these investments of 1,329, 970, 723 and 402, respectively.

Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in August 2006, the Government of Venezuela recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Argentina’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized had not materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not  anticipated, in 2007 the Company recorded an allowance for the full amount of the credit. As of December 31, 2011, 2010 and 2009 and January 1, 2009 the Company maintains allowances for impairment on this asset of 380, 352, 336 and 305, respectively.

13.3. Share of profit of equity accounted investees

13.4. Dividends collected

13.5 Information about ownership in subsidiaries and affiliates as of December 31, 2011

13.6. Revelant information

The following is some relevant information about assets, liabilities and results of the Company’s associates as of December 31, 2011, 2010 and 2009 and for the years then ended:

Assets and liabilities

	2011		2010		2009	
	Oil and Gas Exploration and Production	Refining and Distribution	Oil and Gas Exploration and Production	Refining and Distribution	Oil and Gas Exploration and Production	Refining and Distribution
Current assets	8,359	760	6,570	609	8,153	788
Non-current assets	12,031	469	10,422	426	9,303	395
Total assets	20,390	1,229	16,992	1,035	17,456	1,183
Current liabilities	8,065	567	5,234	481	4,421	584
Non-current liabilities	4,470	143	4,765	57	4,530	37
Total liabilities	12,535	710	9,999	538	8,951	621
Equity	7,855	519	6,993	497	8,505	562

	2011		2010		2009	
	Oil and Gas Exploration and Production	Refining and Distribution	Oil and Gas Exploration and Production	Refining and Distribution	Oil and Gas Exploration and Production	Refining and Distribution
Net sales	5,994	2,157	4,719	1,797	4,300	1,593
Gross profit	4,185	586	2,347	483	2,872	366
Net income (loss)	1,251	235	(345)	191	1,062	149

14. Other investments

Notes	12/31/2011 Cost	12/31/2011 Book value	12/31/2010 Book value	12/31/2009 Book value	1/1/2009 Book value
Current						
Related companies	26.2	-	-	13	13	-
Fideicomiso Financiero de Obra Gasoducto Sur	29.2	13	21	16	-	-
Other		-	-	13	-	-
		13	21	42	13	-
	US$		-	13	13	-
	PES		21	29	-	-
Non-current						
Loans to joint venture		102	102	-	-	65
Related companies	26.2	148	148	154	156	147
Fideicomiso Financiero de Obra Gasoducto Sur	29.2	94	98	115	119	-
Other		-	-	2	-	-
		344	348	271	275	212
	US$		250	148	150	201
	PES		98	123	125	11

15. Trade receivables and other receivables

 (1) The activity in the years ended December 31, 2011, 2010 and 2009, includes (21), (15) and (19) charged to "Financial and holding results" and 35, 46 and 9 related to write-offs, respectively.

(1) Activity of (28), (16) y (31) in the years ended December 31, 2011, 2010 and 2009 are shown under Other comprehensive income, respectively and (143) in 2011 are shown in Other operating expenses, net (see note 9)

16. Inventories

17. Property, plant and equipment

17.1 Changes in property, plant and equipment

18. Discontinued operations and assets classified as held for sale

18.1. Fertilizers

In November 2009, the Company approved the sale of the fertilizers business to Bunge Argentina S.A., whereby in January 2010, with the execution of the respective agreements, the tangible assets, trade brands, commercial network and personnel engaged in such business were transferred to the buyer.

As of December 31, 2009, the property, plant and equipment relating to the fertilizer business had been classified as “Assets held for Sale”, and, consequently, measured at their net realizable value, which implied the recognition of a gain of 81 in Income for discontinued operations ( net of income tax) (Note 18.5).

18.2. Petrobras de Valores Internacional de España S.L.

In December 2007, Petrobras Argentina sold to Petrobras International Braspetro B.V. the 40% of its equity interest in PVIE, a holding company whose main asset is the 99.79% through its interest in the capital stock of Petrobras Energía Perú S.A., is the Lote X production area.

The agreed upon price was US$ 423.3 million while the agreement also includes a contingent compensation in favor of the Company that reflects the market value of the “Kinteroni Prospect”, or, alternatively, the non-participation of the buyer and its respective compensation. Such compensation, to be defined by the parties, results from the gas and condensate discovery made at the “Kinteroni Prospect” in Lote 57 in January 2008. The company continues to negotiate with the buyer in order to agree on the amount payable to the Company.

In April 2009 Petrobras Argentina sold its remaining 60% equity interest in PVIE to Petrobras Internacional – Braspetro B.V. in the amount of US$ 619.4 million. As a result of this transaction, the Company recognized income before income tax of 1,591 included in Income from discontinued operations (net of income tax) (Note 18.5) and the transfer of Other comprehensive income to income of 29.

18.3. San Lorenzo refinery and other assets related to the Refining and Distribution business

On May 4, 2010 the Company’s Board of Directors approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of the San Lorenzo Refinery, the loading and unloading facilities and the associated gas stations network, which assets were delivered to buyer on May 2, 2011. The price of the transaction was US$102 million, including the foregoing assets and inventories of oil and oil related products. The transaction became effective on May 2, 2011 and it is subject to approval by the Argentine Antitrust Authorities.

As of December 31, 2010 the related assets were classified as “Assets held for sale” (see Note 2.6.3) and, consequently, measured at their net realizable value. Therefore, in the year ended December 31, 2010, the Company recognized a loss of 209 included in Other operating expenses, net (Note 9).

18.4. INNOVA

In March 2011, the Company, through its subsidiary Petrobras Energía Internacional S.A., sold to Petróleo Brasileiro S.A. its equity interest in Innova S.A., which resulted in the discontinuation of its operations in Brazil. The price of the transaction was US$ 332 million and the Company recognized income before income tax of 723, included in Income from discontinued operations (net of income tax) (Note 18.5) and the transfer of Other comprehensive income to income of 134.

18.5. Relevant information

The table below shows the breakdown of consolidated statements of income and the most relevant information of the consolidated cash flows for the years ended December 31, 2011, 2010 and 2009 for the discontinued operations:

19. Capital stock

As of December 31, 2011, the Company’s capital stock amounted to 1,010, fully subscribed, issued, paid-in and authorized for public trading (see Note 31.1)

Changes in capital stock in the last three fiscal years:

20. Unappropriated retained earnings

21. Other reserves

22. Financial loans

22.1. Global programs of nonconvertible bonds

Global program of US$ 2.5 billion:

As of December 31, 2011 the following classes of bonds issued under this program, which expired on May 4, 2008, remained outstanding:

- Class R, for a face value of US$ 200 million, maturing in October 2013, at a 9.375 % annual rate.

- Class S, for a face value of US$ 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are supported by a Standby Purchase Agreement provided by Petróleo Brasileiro, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Argentina in connection with Class S bonds, Petróleo Brasileiro shall purchase the rights of bondholders to receive payments.

The proceeds from the bonds were used to refinance liabilities, increase working capital, and make capital expenditures in Argentina and capital contributions to affiliates.

Bond debt is presented net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.

Global program of US$ 1 billion:

The Shareholders of Petrobras Argentina in their annual meeting held on March 28, 2008 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$ 1 billion or its equivalent in any other currency, expiring within 5 years, or the maximum term that may be established by any applicable regulation in the future, under terms and conditions identical to those of the global program of US$ 2.5 billion. On August 7, 2008, the program was authorized by Resolution No. 15,947 of the CNV.

22.2. Cross default clauses

The outstanding bonds and financial debt include cross default clauses, whereby the trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital (in the case of outstanding bonds) or the financial creditor, as appropriate, shall declare all the amounts owed due and payable, if any debt of Petrobras Argentina or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Argentina’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

As of the date of these consolidated financial statements, the Company has complied with all the terms and conditions related with its financial debt.

22.3. Composition

The breakdown of the financial debt as of December 31, 2011, 2010 and 2009 and  January 1, 2009, is as follows:

Loans activity

Activity in loans and financing as of December 31, 2011, 2010 and 2009 are as follows:

Long-term loans

The long-term financial loans outstanding as of December 31, 2011 are as follows:

The maturities of the long-term financial loans as of December 31, 2011, are as follows:

23. Current and deferred income tax

The Company’s tax expense and deferred tax balances are as follows:

(1) It relates to the tax effect of exchange differences resulting from: (i) revaluation of net investments in foreign operations (with effect on deferred tax), and (ii) revaluation of indebtedness denominated in foreign currency designated as hedge for that investment (with effect on current tax).

(1) Management evaluates the recoverability of carryforward tax losses and the remaining temporary differences taking into consideration, among other elements, the projected net income, tax planning strategies, timeliness of future taxable income, the date of expiration of the carryforward tax losses, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

(2) The change in 2011 includes a decrease of 9 resulting from the sale of Innova S.A.

The reconciliation of the income tax expense in the statements of income and the one that would result from the application of the prevailing income tax rate of the 35% to the income before taxes and the non-controlling interest is as follow:

Carryforward tax losses may be used through the dates indicated below:

24. Social benefits and other payroll benefits

24.1. Defined contribution plan

Supplementary pension plan

In November 2005, Petrobras Argentina’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Argentina makes contributions to a trust fund in an equal amount to the contributions made by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Argentina.

In the years ended December 31, 2011, 2010 and 2009, Petrobras Argentina expensed of 12, 10 and 10, respectively, attributable to such benefit.

24.2. Defined benefit plan

Indemnity plan

This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year of service at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory fund

This is a defined benefit plan for employees of Petrobras Argentina who take part in the defined contribution plan effective at each opportunity, that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.

The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Argentina and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. In addition, although there is no target asset allocation for the following years, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York, duly amended by the Permitted Investment Letter dated on September 14th, 2006. The Bank of New York Mellon is the trustee and Towers Watson is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Argentina will be entitled to choice to use it, in which case it would have to notify the trustee thereof.

The expected return on the plan assets is calculated on the basis of the average return of comparable short-term investments, plus some adjustments if future return expectations need to be reflected.

As of December 31, 2011, 2010 and 2009 the most relevant actuarial information on the defined-benefits pension plans are as follows:

24.3. Pension plan financing – Optimum Petrobras Trust Fund

The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee. The trust assets consist of shares of the Company (Note 2.6.6), which as of December 31, 2011which number 3,152,910.

The sole purpose of the trust is to make periodical contributions of shares and/or cash resulting from the sale of the shares in order for the Company to comply with the funding obligations under the Compensatory Fund and the Employees’ Supplementary Pension Plan.

25. Provisions

(1) Activity in 2011, 2010 and 2009 fiscal years includes (37), (15) and 6 attributable to payments net of new charges. Fiscal year 2011 includes 260 shown under Other operating income (expense) (Note 9).

(2) Activity in 2011, 2010 and 2009 fiscal years includes 112, 35 and 27 shown under Other operating income (expense) (Note 9) and (11), (16) and (23) attributable to disbursements for the year. Fiscal year 2011 includes 28 shown under Financial income (cost).

Environmental matters

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Argentina’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company has not incurred in any material environmental liabilities as a result of its operations to date. Petrobras Argentina undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Argentina’s business.

Other issues

The Company maintains interpretative differences with the AFIP, provincial tax authorities and foreign tax authorities about taxes applicable oil and gas activity. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

26. Related party transactions

26.1. General conditions

Related-party transactions are conducted in the ordinary course of business at arm’s length conditions and at market prices. The terms and conditions of these transactions are comparable to those offered by or obtained from non-related parties.

Sale of companies

In December 2007 and in April 2009, Petrobras Argentina sold to PIB BV (a subsidiary of its holding company) a 40% equity interest and the remaining 60% equity interest in PVIE for US$423.3 million and US$619.4 million, respectively (Note 18.2).

In March 2011, the Company, through its subsidiary Petrobras Energía Internacional S.A., sold its equity interest in Innova S.A.(Note 18.4) to Petróleo Brasileiro S.A. for US$ 332 million.

Financial transactions

In 2005, the Company entered into a US$ 200 million loan agreement with PIB BV (lender). The loan has a 10-year term and bears interest at a rate of 7.22% per annum, plus taxes and can be paid off at any time without penalty. This loan was prepaid in April 2011.

In February 2008, the Company approved the placement of short-term financial surplus in PIB BV, up to the amount of US$300 million, at a monthly payable nominal annual interest rate equivalent to 30-day Libor plus 0.15%, due July 2008, with a prepayment clause available to the Company. In December 2008, the outstanding loan balance was replaced by means of two new loans totaling US$120 million: a US$107 million loan to PIB BV from Petrobras Argentina and a US$13 million loan to PIB BV from Petrobras Holding Austria GMBH, a subsidiary of Petrobras Argentina, both becoming due in December 2009, with a prepayment clause available to the Company. As regards these two loans, US$30 million were paid  before maturity and US$90 million were paid at maturity. As of December 31, 2011, only one loan is outstanding between PIB BV and Petrobras Argentina in the aggregate amount of US$90 million.

Financial guarantees

In 2007, Petrobras Argentina issued US$300 million Class S corporate bonds, secured by a Standby Purchase Agreement provided by Petróleo Brasileiro (Note 22).

In December 2009, the Company took two loans in the aggregate amount of US$150 million, guaranteed by Petróleo Brasileiro: one loan granted by Banco Itaú Europa, in the amount of US$100 million, to be repaid in 7 semiannual installments with final payment date in December 2013, and another loan granted by HSBC Bank USA in the amount of US$50 million, due June 2012. These loans were paid off early during 2011.

Commercial transactions

The Company carries out in the ordinary course of business crude oil and oil related products import and export transactions with subsidiaries of Petróleo Brasileiro, particularly with Brasken S.A. and Petrobras International Finance Co.

26.2. Balances and transactions with related companies

Outstanding balances with related parties as of December 31, 2011, 2010 and 2009 and January 1, 2009 are as follows:

The main transactions with related companies for the years ended December 31, 2011, 2010 and 2009 are as follows:

As of December 31, 2011, 2010 and 2009, the Company paid to its directors and executive officers compensations for approximately 19, 12 and 11, and no significant payments of other benefits were made. The members of the Board of Directors and executive officers do not receive any share based payments or compensation.

27. Oil and gas areas and participation in joint ventures

27.1. General considerations

As of December 31, 2011, the Company and its affiliates were parties to the oil and gas consortiums, joint ventures and areas indicated in Note 27.4. The aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the statement of financial position and the statement of income using the proportionate consolidation method, are presented in Note 13.6.

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties.

Petrobras Argentina’s branch in Bolivia performs at its own risk and for its own account, in the name and on behalf of YPFB exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Argentina’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

27.2. Asset retirement obligations

In accordance with the regulations applicable in the countries where the Company performs oil and gas exploration and production activities, the Company (directly or indirectly through its subsidiaries) must incur costs associated with well plugging and abandonment. The Company has not pledged any assets for the purpose of settling such obligations.

The following table summarizes the activity in asset retirement obligations for the years ended December 31, 2011, 2010 and 2009.

27.3. Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended on December 31, 2011, 2010 and 2009:

27.4. Oil and gas areas and participation in joint-ventures as of December 31, 2011

At December 31, 2011, Petrobras Argentina and its group entities are a party to the areas, joint ventures and consortia for the exploration and production of oil and gas as indicated below:

27.5. Changes in oil and gas areas and participation in joint ventures

During 2009 Petrobras Argentina was awarded the concession of 3 new blocks in the Neuquen Basin: Rio Atuel, The Edge Vertices and Limay.

27.6. Production concession in the Veta Escondida area

On April 4, 2012 Petrobras Argentina was notified of a decision of the government of the Province of Neuquén to terminate the production concession in the Veta Escondida area. In this respect, the Company maintains that it complied with all licensee requirements and that it did not commit any breaches leading the Government of Neuquén to this decision.

The Company understands that its exploration and production rights are still in force, as per the terms of the concession granted and the pertinent renegotiation relating to term extension, pursuant to the agreements made with the Neuquén Province under the Memorandum of Agreement dated December 10, 2008, ratified by the Provincial Executive Branch, under which the concession is scheduled to terminate by 2027.

On June 28, 2012, the Company received notice of the ruling rendered by the Argentine Supreme Court, which ruling upholds the provisional remedy sought and ordered the Province of Neuquén to refrain from executing the termination until a ruling on the merits of the case is delivered.

Investment commitments

In Argentina, pursuant to its participation in the consortia that are responsible for the exploration of oil fields Rio Colorado, Rio Atuel, Limay and Los Vértices, at December 31, 2011 the Company has investment commitments of approximately US$ 9 million, which includes the drilling of exploratory wells.

27.7. Relevant information

Relevant information on assets, liabilities and results related to the Company’s interests in joint ventures includes the following:

28. Operations in Ecuador

As from 2006 the Ecuadorian Government introduced sweeping tax and regulatory reforms in the hydrocarbon sector which resulted in significant changes to the terms and conditions set forth at the time of execution of the participation agreements.

Amendatory Agreements and Law amending the Hydrocarbon Law

On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador and Petroecuador, among others,  executed the Amendatory Agreements regulating the operation of Block 18 and Palo Azul while the parties negotiated the migration to a new contract modality.

On July 26, 2010, the amendment to the Hydrocarbon Law in force was approved by operation of law, which provided for, among other things, the obligation to migrate to a new contract modality before November 24, 2010.

As a result of the negotiation process mentioned above, the Company decided not to accept the final proposal received from the Ecuadorian government to migrate to Service Agreements in Block 18 and Palo Azul Unified Field. Consequently, through Resolution dated November 25, 2010 the Hydrocarbon Secretary notified EcuadorTLC S.A. the termination of said Participation Agreements and instructed Petroamazonas EP to undertake the operational transition process.

Section 9 of the Amendatory Agreements indicates that the Ecuadorian government must compensate the terminated parties in an amount equivalent to unamortized investments adjusted by a variable rate and provides for a period of time for the Ecuadorian government and the terminated parties to work out the details of the termination payment.

On March 18, 2011, the Hydrocarbon Secretary issued Official Notice No. 626 to inform the Company that it was analyzing and structuring a new regulatory framework to determine a settlement price for the termination, to be applied instead of the provisions of the Amendatory Agreements. On April 11, 2011, the Company filed an answer to the Official Notice and rejected the terms thereof claiming these did not comply with the conditions set forth in the Amendatory Agreements by the parties concerned, which conditions may not be unilaterally modified. In this respect, the Company informed the Hydrocarbon Secretary that it would continue to seek compliance with the terms of the Amendatory Agreements.

In the absence of further action by the Ecuadorian government, on December 9, 2011, Petrobras Argentina sent a notice to the Ecuadorian government (Trigger Letter) informing the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments previously entered into between Argentina and Ecuador. Under the Treaty, this implies the opening of a negotiation period prior to a possible arbitration to seek enforcement of the provisions of the Amendatory Agreements.

As of December 31, 2011 the Company recorded in Other operating expenses, net (Note 9) an allowance of 143 to write down the Other non-current receivables of 442 (Note 15) to the best estimate of the amount receivable under the Amendatory Agreements for the variable rate adjustment. The recognition of this impairment cannot be deemed as a waiver of the Company’s right to receive the compensation provided for in the Amendatory Agreements.

As of the date of these financial statements, the Company has taken all the necessary procedural steps to sustain its rights to receive from the Ecuadorian Government the compensation provided for in the Amendatory Agreements.

Crude Oil Transportation Agreement with OCP

The Company entered into an agreement with OCP, whereby it has secured an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.

The type of transportation agreement is “Ship or Pay”. Therefore, the Company must comply with its contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay, like the other producers, a rate that covers OCP operating costs and financial services, among others.

While the Amendatory Agreements remained in force, transportation capacity costs invoiced by OCP were charged to expenses on a monthly basis. Costs related to the crude oil volume actually transported were charged to the “Administrative and selling expenses” line, while the portion related to the unused committed transportation capacity, was shown under “Other operating expenses, net” line (Note 9).

The Company is entitled to sell transportation capacity through the OCP to mitigate the negative effect resulting from the excess capacity contracted. In this respect, the Company periodically negotiates the sale of committed transportation capacity. On December 31, 2008, the Company and Petroecuador entered into an agreement under which the Ecuadorian State undertook the commitment that transportation as from January 1, 2009 of its crude oil through the OCP will be charged to the transportation capacity committed under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, the Company sold transportation capacity of approximately 8,000 oil barrels per day to third parties for the July 2004-January 2012 period. In October 2008, 40% of the net contractual commitment, resulting from the above mentioned, was assumed by Teikoku Oil Ecuador, as consideration for the assignment to the Company of a 40% interest in Block 18 and Palo Azul.

As of December 31, 2011, related current and non current liabilities relating to the outstanding “ship or pay” contract amount to 83 and 273 respectively (Note 26.2). Assumptions used to calculate the fair value estimate mainly include the applicable rate charged by OCP and carrying capacity used by others. The discount rates used for fair value measurement consider the nature of the liability, the business segment and country where the operations are conducted.

As in order to secure compliance with its financial commitments related to the “Ship or Pay” transportation agreement entered into with OCP and those related to OCP commercial obligations, the Company issued letters of credit. These letters of credit, due December 2018, will be released in the same proportion as the above commitments are settled. As of December 31, 2011, the Company issued letters of credit for a total amount of approximately US$77 million. As the letters of credit expire, the Company will be required to renew or replace them to avoid the upfront payment in cash of the outstanding amount committed.

29. Contributions to finance additions to infrastructure in the energy sector in Argentina

29.1. FONINVEMEM and 2008/2011 Agreement:

Through Resolution No. 712/04, the SE created the FONINVEMEM I trust for the purpose of granting creditors an incentive to invest in the MEM thus increasing the generation of electrical power in Argentina. In 2007, through Resolution S.E. No.564/07, the Secretary of Energy requested MEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of FONINVEMEM I.

In addition, in November 2010 the Secretary of Energy and MEM generators (among which the Company is included) entered into an agreement for the following purposes: (i) enable addition of new generation capacity to meet the increase in demand for energy and power in the MEM; (ii) improve availability of existing generation equipment; (iii) determine a method to pay the amounts due to the generators accumulated in the 2008/2011 period, and (iv) recognize a higher power price and an increase in recognized operating and maintenance costs.

FONINVEMEM

The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution in FONINVEMEM I by all the private power generating companies in the wholesale electric market is estimated at US$ 470 million, of which Petrobras Argentina contributed US$ 42 million. In addition, the Company was reimbursed the credit balances recorded in 2007 in the amount of US$16 million pursuant to Resolution No.564/07.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Argentina and other MEM creditors formally announced their decision to participate in the construction, operation and maintenance of two power plants of combined cycle 820 MW each. The construction cost of both plants was approximately US$ 1.3 billion and was partially funded with the net contributions made by the private power generating companies to FONINVEMEM I and II.

For the purposes of the purchase of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created. The procurement of the equipment, construction, operation and maintenance of each power plant will be undertaken by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will enter into a ten-year electricity supply agreement with CAMMESA for the 80% of the energy output, at a price that will allow to cover all costs as well as the reimbursements of the FONINVEMEM and the repayment of the debt used to finance the initial investment. The 20% of the electricity output is sold in the spot market. Upon expiration of the supply agreement, the ownership of the assets held in trust will be transferred to the power generation companies proportionally to their contributions to finance the capital expenditure.

As of December 31, 2009, the gas turbines of both power plants were operating in open cycle mode and started to operate in combined cycle as from the first quarter of 2010.

The Company recovers the amounts contributed to the FONINVEMEM I, converted to US$ and adjusted by Libo rate + 1% p.a., in 120 monthly installments starting March 2010, upon authorization of commercial operations of both power plants in the combined cycle mode referred to above.

By December 31, 2009 the funds contributed by the Company to FONINVEMEM II had been fully recovered through investment in additional electricity generation projects under Resolution No. 564/2007 issued by the Secretary of Energy, whereby the Company built Genelba Plus, a 165 MW thermoelectric plant close to the existing Genelba Power Plant.

2008/2011 Agreement

On November 25, 2010, the Secretary of Energy and MEM Generators signed the 2008/2011 Agreement which will be implemented through new generation projects that will have to be submitted by Generators to the Secretary of Energy for selection and subsequent approval.

As regards payment to generators entering into the Agreement, certain methods will be established for them to maintain contribution margins, mainly as regards the power price, recognition of higher variable maintenance costs and other non-fuel costs.

In October 2011, the Company and the Secretary of Energy entered into a Supplemental Agreement to the 2008/2011 Agreement, under which the Secretary of Energy approved the general terms of an investment project submitted by the Company for the closing of the combined cycle in Genelba Plus current unit.

Such Supplemental Agreement provides for a term of one year for implementation and execution. If the implementation has not occurred once that term has elapsed, the parties may terminate the Agreement, which shall become null and void and without any further liability for the parties.

29.2. Fideicomiso Financiero de Obra Gasoducto Sur (Financial Trust for South Gas Pipeline)

In order to assist in financing the expansion of the transportation capacity  of the General San Martín Gas Pipeline, in the offshore leg across the Straits of Magellan, in the fourth quarter of 2009 Petrobras Argentina underwrote bonds issued by Fideicomiso Financiero de Obra Gasoducto Sur, for an amount in pesos equal to US$30 million.

Petrobras Argentina received in exchange debt securities denominated in Argentine pesos (“VRD Obra-4 Estrecho Definitivos”) that bear interest at a rate equivalent to the Reference Stabilization Coefficient plus an annual nominal rate of 8%. The principal amortizes in 30 quarterly installments from April 25, 2011.

30.

Contractual commitments, warranty bonds, sureties and guarantees granted

The warranty bonds, sureties and guarantees as of December 31, 2011, 2010 and 2009, which are not disclosed in other notes, amount to 18, 16  and 15, respectively.

Additionally, in certain business operations in which the Company and the counterparty act as customers and suppliers, both sides issued guarantees for such operations by equivalent values, which at 31 December 2011 amount to 213.

In addition, as of December 31, 2011, the Company had the following contractual commitments:

(1) Estimated price of $0.14 per MMm3.

(2) Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase commitments for purposes of the table are based on current market prices as of December 31, 2011 and may not reflect actual future prices. Accordingly, the peso amounts provided in this table with respect to these commitments are provided for illustrative purpose only.

31. Subsequent events

31.1. Meeting of Shareholders of Petrobras Argentina S.A.

On March 29, 2012, the Shareholders of Petrobras Argentina in their General Regular Meeting approved to allocate retained earnings as follows: to a reserve for future investments (capital expenditure) in the amount of 4,780, to a reserve for future dividends for the amount of 900, to issue shares for 1,010 and to the legal reserve 35, thus appropriating the full amount of retained earnings of 6,725 shown in the statutory financial statements of the Company as of and for the year ended December 31, 2011.

At the date of issuance of these financial statements the registration of such share issuance is outstanding.

31.2. Acquisition of PELSA

On May 31, 2012, the Company reached an agreement to acquire a 39.671% equity interest in Petrolera Entre Lomas S.A. from its controlling company Petrobras Participaciones S.L. for US$249.4 million. As from this date, Petrobras Argentina exercises control over Petrolera Entre Lomas S.A. with a shareholding of 58.88%.

When accounting for this acquisition, the Company recognized the subsidiary’s assets and liabilities at book value as of the transaction date, totaling 1,577 and 546, respectively. As the fair value of the net assets acquired was higher than their book value, the Company recorded 693 in Equity under “Other reserves”.

31.3. Restructuring of CIESA’s indebt ness

On July 13, 2012, CIESA and Grupo Pampa entered into a settlement agreement whereby all parties involved waived all claims, title and interest under the lawsuit before the New York State Courts and terminated the same. As a result of the agreement, CIESA paid off all the financial debt by means of (i) the transfer to Grupo Pampa of 4.3% of TGS’s shares; (ii) the payment of approximately US$130 million; (iii) the release of the remaining financial debt, and (iv) execution of a fifth amendment to the Restructuring Agreement. It was agreed that upon obtaining the governmental approval, Grupo Pampa will receive shares representing 40% of CIESA’s capital stock which are held in trust by The Royal Bank of Scotland, Argentine Branch.

As a result of the full settlement of CIESA’s total financial debt, the Company estimates that it will recognize a gain of approximately 270 for its equity interest in CIESA in the third quarter of 2012.

32. Adoption of International Financial Reporting Standards

On December 30, 2009, the CNV, through General Resolution No. 562/09, as supplemented, provided for the mandatory application of Technical Resolution No. 26 of the FACPCE, as amended, which adopts the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) for certain entities admitted to the public offering regime under Law No. 17,811, including the Company. Thus, the Company must adopt IFRS for its financial statements as from fiscal year beginning January 1, 2012.

When preparing its first financial statements under IFRS, the Company modified amounts previously reported in its financial statements under previously applicable accounting standards in Argentina. The transition from those accounting standars to IFRS had an impact on the financial position, results of operations and cash flows as contemplated in Note 32.5.

32.1. One-time exemptions allowed under IFRS 1

The Company considered certain “one-time exemptions” allowed under IFRS 1 for the first-time adoption of IFRS provided by the IASB in order to facilitate first-time adoption of such standards. The Company, in particular, applied the following:

- Transition date

The Company elected to measure assets and liabilities in accordance with IFRS considering January 1, 2009 as the transition date, based on the transition date of its indirect controlling company Petróleo Brasileiro.

- Property, plant and equipment (“PP&E”):

Prior to adoption of IFRS, the Company’s financial statements were presented in constant currency, following the restatement method contemplated under previously applicable accounting standards in Argentina and in accordance with the modalities established in General Resolutions No. 415 and 441 of the CNV.

The Company elected to consider as deemed cost at the transition date to IFRS, the cost of items of  PP&E restated under  previously applicable  accounting standards in Argentina.

- Business combinations

The Company elected not to retroactively apply IFRS 3 (Revised 2008) to business combinations effected prior to the transition date.

- Well plugging included in PP&E cost

Prior to adoption of IFRS, the Company applied SFAS 143 (Accounting for Asset Retirement Obligations) of the Financial Accounting Standards Boards (FASB), codified in ASC Topic 410 (Asset Retirement and Environmental Obligations), according to which the future liability for well plugging and area dismantling must be recorded at its present value as a provision considering historical rates for each period in which the provision was recognized. Upon adoption of IFRS, it started applying IFRIC 1 (Changes in existing liabilities for dismantling, restoration and similar events), which mandates that after its initial recognition, the measurement of the provision for well abandonment and area dismantling must reflect the changes in current discount rates from one period to the next.

The Company elected to estimate the amount that would have been included in the cost of the related asset when the liability first arose, applying the exemption contemplated in IFRS 1.

- Defined benefit plans

The Company elected to recognize actuarial losses and gains accumulated at the date of transition to IFRS.

32.2. Alternative criteria for subsequent measurement of assets and liabilities under IFRS

In addition, the IFRS provide alternative criteria for the subsequent measurement of assets and liabilities. The Company, in particular, considered the following:

- Measurement of items of PP&E:

The IFRS allow companies to apply the cost model or the revaluation model as an accounting policy to an entire class of PP&E. The Company decided to continue applying the cost model choice to all classes of items of PP&E.

- Defined benefit plans:

IAS 19 allows either the recognition of part of the actuarial gains and losses with impact on net income of the period by following the corridor method, or the adoption of a policy for the recognition of actuarial gains and losses in the period in which they occur in Other comprehensive income (OCI). The Company elected to continue applying the corridor method.

- Interests in joint ventures:

When certain conditions are met, IAS 31 allows reporting entities to measure and present their interests in joint ventures using either the equity method or the proportionate consolidation method. The Company decided to use the equity method as from transition to the IFRS for CIESA and Distrilec, companies over which the Company exercises joint control.

32.3. Presentation considerations

The following are the main changes in presentation from the previously applicable accounting standards in Argentina.

- Under IFRS, advances to suppliers for PP&E purchases are presented under Other assets. Under previously applicable accounting standards, advances to suppliers for PP&E purchases are presented under PP&E.

- Under IFRS, purchases and sales of inventory with the same counter party are disclosed on a net basis. Under previously applicable accounting standards in Argentina, sales to oil companies are disclosed under Net sales and Cost of sales.

- Under IFRS, the Company elected to present gross sales taxes netting from sales. Under previously applicable accounting standards the Company presents gross sale taxes under Administrative and selling expenses.

- Under IFRS, equity in earnings of affiliates is presented as part of operating income. Under previously applicable accounting standards in Argentina, equity in earnings of affiliates is presented after operating income.

- Under IFRS, Other income (expenses), net is presented as part of operating income under Other operating expenses. Under previously applicable accounting standards in Argentina, Other income (expenses) is presented after operating income.

- Under IFRS, the devalorization of inventories measured at net realizable value is presented under Other Income (expenses), net. Under previously applicable accounting standards in Argentina, such desvalorization is presented under Financial Income (expenses) and Holding gains (losses).

- Under IFRS, non-controlling interest is presented as part of equity.  Under previously applicable accounting standards in Argentina, non-controlling interest is presented in a mezzanine section between Liabilities and Shareholders’ Equity. Under IFRS, net income for the year reflects the portion attributable to the Company’s shareholders and the portion attributable to non-controlling interest. Along these lines, under IFRS, equity reflects the portion attributable to the shareholders and the portion attributable to non-controlling interest.

32.4. Measurement considerations

The following are the main items subject to measurement under IFRS:

- Inventories: Under IFRS, inventories are carried at the lower of cost or net realizable value. Under the previously applicable accounting standards in Argentina, inventories are carried at the lower of their replacement (reproduction) cost, or recoverable value.

- Equity method investments: Under IFRS, the Company recognized measurement adjustments in the valuation of its investments in affiliates, mainly in Petrolera Entre Lomas S.A., CIESA and Distrilec.

- Asset retirement obligations: The Company identified a difference in the discount rate used for the measurement of asset retirement obligations.

- Pension plan liabilities: the actuarial differences accumulated as of the transition date were recognized.

- Income tax effects of reconciling items: such effects were recognized at a 35% rate.

32.5. Reconciliations of consolidated financial statements from previously applicable accounting standards in Argentina

32.5.1. Consolidated statements of financial position:

The following tables present the transition from the consolidated statements of financial position under previously applicable accounting standards in Argentina to IFRS:

12/31/2011					
		Effects of adoption of IFRS				IFRS
	Argentina GAAP (*)	Deconsolidation (a)	Measurement adjustments (b)	Presentation adjustments (c)	Total	
CURRENT ASSETS						
Cash	247	(163)	-	(84)	(247)	-
Investments	1,563	(434)	-	(1,129)	(1,563)	-
Cash and cash equivalents	-	-	-	1,192	1,192	1,192
Other investments	-	-	-	21	21	21
Trade receivables	2,224	(353)	-	-	(353)	1,871
Other receivables	1,089	(71)	-	52	(19)	1,070
Inventories	1,001	(17)	(14)	-	(31)	970
Other assets	52	-	-	(52)	(52)	-
Total current assets	6,176	(1,038)	(14)	-	(1,052)	5,124
NON-CURRENT ASSETS						
Trade receivables	244	(33)	-	-	(33)	211
Other receivables	1,475	(334)	15	(260)	(579)	896
Deferred income tax assets	-	-	-	309	309	309
Inventories	98	(59)	-	-	(59)	39
Investments	3,400	610	5	(4,015)	(3,400)	-
Other investments	-	-	-	348	348	348
Investments in associates	-	-	-	2,943	2,943	2,943
Investments in companies under joint control	-	-	-	724	724	724
Property, plant and equipment	10,726	(3,792)	122	-	(3,670)	7,056
Other assets	51	(2)	-	(49)	(51)	-
Total non-current assets	15,994	(3,610)	142	-	(3,468)	12,526
Total assets	22,170	(4,648)	128	-	(4,520)	17,650
CURRENT LIABILITIES						
Accounts payable	1,976	(404)	-	-	(404)	1,572
Short-term loans	856	(816)	-	-	(816)	40
Payroll and social security taxes	312	(118)	-	-	(118)	194
Taxes payable	359	(49)	-	-	(49)	310
Reserves / Provisions	160	(150)	-	506	356	516
Other liabilities	1,202	(696)	-	(506)	(1,202)	-
Total current liabilities	4,865	(2,233)	-	-	(2,233)	2,632
NON-CURRENT LIABILITIES						
Accounts payable	190	(6)	-	-	(6)	184
Long-term loans	3,137	(954)	-	(1)	(955)	2,182
Payroll and social security taxes	166	(19)	44	(191)	(166)	-
Defined benefit plans	-	-	-	188	188	188
Taxes payable	1,066	(501)	(4)	(561)	(1,066)	-
Deferred income tax liabilities	-	-	-	554	554	554
Reserves / Provisions	290	(37)	-	1,314	1,277	1,567
Other liabilities	1,325	(141)	119	(1,303)	(1,325)	-
Total non-current liabilities	6,174	(1,658)	159	-	(1,499)	4,675
Total liabilities	11,039	(3,891)	159	-	(3,732)	7,307
NON-CONTROLLING INTEREST	760	(757)	-	(3)	(760)	-
EQUITY	10,371	-	(31)	3	(28)	10,343
	22,170	(4,648)	128	-	(4,520)	17,650
EQUITY						
Attributable to Shareholders of the Company	10,371	-	(31)	-	(31)	10,340
Attributable to Non-controlling interest	-	-	-	3	3	3
	10,371	-	(31)	3	(28)	10,343

(a) See  Note 32.2)

(b) See Note 32.4)

(c) See Note 32.3)

(*) Refers to previously applicable accounting standards in Argentina.

12/31/2010					
		Effects of adoption of IFRS				IFRS
	Argentina GAAP (*)	Deconsolidation (a)	Measurement adjustments (b)	Presentation adjustments (c)	Total	
CURRENT ASSETS						
Cash	581	(253)	-	(328)	(581)	-
Investments	2,325	(498)	-	(1,827)	(2,325)	-
Cash and cash equivalents	-	-	-	2,113	2,113	2,113
Other investments	-	-	-	42	42	42
Trade receivables	1,824	(356)	-	-	(356)	1,468
Other receivables	1,802	(41)	-	-	(41)	1,761
Inventories	1,099	(15)	(32)	-	(47)	1,052
Other assets	142	-	-	-	-	142
Total current assets	7,773	(1,163)	(32)	-	(1,195)	6,578
NON-CURRENT ASSETS						
Trade receivables	230	(7)	-	-	(7)	223
Other receivables	446	(129)	15	(49)	(163)	283
Deferred income tax assets	-	-	-	195	195	195
Inventories	81	(42)	(4)	-	(46)	35
Investments	3,351	588	(8)	(3,931)	(3,351)	-
Other investments	-	-	-	271	271	271
Investments in associates	-	-	-	2,969	2,969	2,969
Investments in companies under joint control	-	-	-	691	691	691
Property, plant and equipment	10,789	(3,586)	151	(59)	(3,494)	7,295
Other assets	89	(2)	-	(87)	(89)	-
Total non-current assets	14,986	(3,178)	154	-	(3,024)	11,962
Total assets	22,759	(4,341)	122	-	(4,219)	18,540
CURRENT LIABILITIES						
Accounts payable	1,926	(358)	-	-	(358)	1,568
Short-term loans	1,285	(701)	-	-	(701)	584
Payroll and social security taxes	270	(86)	-	-	(86)	184
Taxes payable	503	(61)	-	-	(61)	442
Reserves / Provisions	162	(158)	-	501	343	505
Other liabilities	960	(459)	-	(501)	(960)	-
Total current liabilities	5,106	(1,823)	-	-	(1,823)	3,283
NON-CURRENT LIABILITIES						
Accounts payable	171	(5)	-	-	(5)	166
Long-term loans	4,257	(854)	-	-	(854)	3,403
Payroll and social security taxes	125	(10)	44	(159)	(125)	-
Defined benefit plans	-	-	-	157	157	157
Taxes payable	1,102	(516)	7	(593)	(1,102)	-
Deferred income tax liabilities	-	-	-	593	593	593
Reserves / Provisions	167	(37)	-	855	818	985
Other liabilities	868	(114)	99	(853)	(868)	-
Total non-current liabilities	6,690	(1,536)	150	-	(1,386)	5,304
Total liabilities	11,796	(3,359)	150	-	(3,209)	8,587
NON-CONTROLLING INTEREST	989	(982)	-	(7)	(989)	-
EQUITY	9,974	-	(28)	7	(21)	9,953
	22,759	(4,341)	122	-	(4,219)	18,540
EQUITY						
Attributable to Shareholders of the Company	9,974	-	(28)	-	(28)	9,946
Attributable to Non-controlling interest	-	-	-	7	7	7
	9,974	-	(28)	7	(21)	9,953

(a) See  Note 32.2)

(b) See Note 32.4)

(c) See Note 32.3)

(*) Refers to previously applicable accounting standards in Argentina.

12/31/2009					
		Effects of adoption of IFRS				IFRS
	Argentina GAAP (*)	Deconsolidation (a)	Measurement adjustments (b)	Presentation adjustments (c)	Total	
CURRENT ASSETS						
Cash	327	(239)	-	(88)	(327)	-
Investments	1,243	(385)	-	(858)	(1,243)	-
Cash and cash equivalents	-	-	-	933	933	933
Other investments	-	-	-	13	13	13
Trade receivables	1,792	(383)	-	-	(383)	1,409
Other receivables	2,467	(26)	-	-	(26)	2,441
Inventories	1,011	(18)	(19)	-	(37)	974
Other assets	269	-	(47)	-	(47)	222
Total current assets	7,109	(1,051)	(66)	-	(1,117)	5,992
NON-CURRENT ASSETS						
Trade receivables	202	(35)	-	-	(35)	167
Other receivables	790	(78)	15	(99)	(162)	628
Deferred income tax assets	-	-	-	235	235	235
Inventories	82	(43)	(4)	-	(47)	35
Investments	3,709	623	(9)	(4,323)	(3,709)	-
Other investments	-	-	-	275	275	275
Investments in associates	-	-	-	3,321	3,321	3,321
Investments in companies under joint control	-	-	-	727	727	727
Property, plant and equipment	11,128	(3,494)	45	(76)	(3,525)	7,603
Other assets	63	(3)	-	(60)	(63)	-
Total non-current assets	15,974	(3,030)	47	-	(2,983)	12,991
Total assets	23,083	(4,081)	(19)	-	(4,100)	18,983
CURRENT LIABILITIES						
Accounts payable	1,607	(284)	-	-	(284)	1,323
Short-term loans	2,508	(646)	-	-	(646)	1,862
Payroll and social security taxes	260	(77)	-	-	(77)	183
Taxes payable	415	(103)	-	-	(103)	312
Reserves / Provisions	124	(121)	-	306	185	309
Other liabilities	575	(269)	-	(306)	(575)	-
Total current liabilities	5,489	(1,500)	-	-	(1,500)	3,989
NON-CURRENT LIABILITIES						
Accounts payable	161	(7)	-	-	(7)	154
Long-term loans	4,590	(903)	-	-	(903)	3,687
Payroll and social security taxes	111	(10)	44	(145)	(111)	-
Defined benefit plans	-	-	-	142	142	142
Taxes payable	1,451	(547)	(5)	(899)	(1,451)	-
Deferred income tax liabilities	-	-	-	899	899	899
Reserves / Provisions	136	(121)	-	556	435	571
Other liabilities	587	(25)	(9)	(553)	(587)	-
Total non-current liabilities	7,036	(1,613)	30	-	(1,583)	5,453
Total liabilities	12,525	(3,113)	30	-	(3,083)	9,442
NON-CONTROLLING INTEREST	969	(968)	-	(1)	(969)	-
EQUITY	9,589	-	(49)	1	(48)	9,541
	23,083	(4,081)	(19)	-	(4,100)	18,983
EQUITY						
Attributable to Shareholders of the Company	9,589	-	(49)	-	(49)	9,540
Attributable to Non-controlling interest	-	-	-	1	1	1
	9,589	-	(49)	1	(48)	9,541

(a) See  Note 32.2)

(b) See Note 32.4)

(c) See Note 32.3)

(*) Refers to previously applicable accounting standards in Argentina.

1/1/2009					
		Effects of adoption of IFRS				IFRS
	Argentina GAAP (*)	Deconsolidation (a)	Measurement adjustments (b)	Presentation adjustments (c)	Total	
CURRENT ASSETS						
Cash	492	(150)	-	(342)	(492)	-
Investments	989	(231)	-	(758)	(989)	-
Cash and cash equivalents	-	-	-	1,100	1,100	1,100
Trade receivables	1,635	(301)	-	-	(301)	1,334
Other receivables	1,600	(30)	-	-	(30)	1,570
Inventories	1,536	(22)	-	-	(22)	1,514
Total current assets	6,252	(734)	-	-	(734)	5,518
NON-CURRENT ASSETS						
Trade receivables	154	(43)	-	-	(43)	111
Other receivables	522	(71)	15	(84)	(140)	382
Deferred income tax assets	-	-	-	212	212	212
Inventories	95	(57)	-	-	(57)	38
Investments	3,477	651	(8)	(4,120)	(3,477)	-
Other investments	-	-	-	212	212	212
Investments in associates	-	-	-	3,144	3,144	3,144
Investments in companies under joint control	-	-	-	764	764	764
Property, plant and equipment	12,556	(3,425)	(43)	(96)	(3,564)	8,992
Other assets	35	(3)	-	(32)	(35)	-
Total non-current assets	16,839	(2,948)	(36)	-	(2,984)	13,855
Total assets	23,091	(3,682)	(36)	-	(3,718)	19,373
CURRENT LIABILITIES						
Accounts payable	1,873	(272)	-	-	(272)	1,601
Short-term loans	2,445	(580)	-	-	(580)	1,865
Payroll and social security taxes	351	(57)	-	-	(57)	294
Taxes payable	463	(61)	-	-	(61)	402
Reserves / Provisions	125	(114)	-	379	265	390
Other liabilities	530	(151)	-	(379)	(530)	-
Total current liabilities	5,787	(1,235)	-	-	(1,235)	4,552
NON-CURRENT LIABILITIES						
Accounts payable	136	(78)	-	-	(78)	58
Long-term loans	5,152	(835)	-	-	(835)	4,317
Payroll and social security taxes	73	-	44	(117)	(73)	-
Defined benefit plans	-	-	-	110	110	110
Taxes payable	1,501	(585)	15	(931)	(1,501)	-
Deferred income tax liabilities	-	-	-	931	931	931
Reserves / Provisions	119	(19)	-	416	397	516
Other liabilities	494	-	(85)	(409)	(494)	-
Total non-current liabilities	7,475	(1,517)	(26)	-	(1,543)	5,932
Total liabilities	13,262	(2,752)	(26)	-	(2,778)	10,484
NON-CONTROLLING INTEREST	882	(930)	-	48	(882)	-
EQUITY	8,947	-	(10)	(48)	(58)	8,889
	23,091	(3,682)	(36)	-	(3,718)	19,373
EQUITY						
Attributable to Shareholders of the Company	8,947	-	(10)	-	(10)	8,937
Attributable to Non-controlling interest	-	-	-	(48)	(48)	(48)
	8,947	-	(10)	(48)	(58)	8,889

(a) See  Note 32.2)

(b) See Note 32.4)

(c) See Note 32.3)

(*) Refers to previously applicable accounting standards in Argentina.

32.5.2. Consolidated statements of income:

The following tables present the reconciliation of net income from previously applicable accounting standards in Argentina to IFRS:

(a) See  Note 32.2)

(b) See Note 32.4)

(c) See Note 32.3)

(d) See Note 18.

(*) Refers to previously applicable accounting standards in Argentina.

(a) See  Note 32.2)

(b) See Note 32.4)

(c) See Note 32.3)

(d) See Note 18.

(*) Refers to previously applicable accounting standards in Argentina.

(a) See  Note 32.2)

(b) See Note 32.4)

(c) See Note 32.3)

(d) See Note 18.

(*) Refers to previously applicable accounting standards in Argentina.

32.5.3. Consolidated statements of cash flows:

The following tables present the reconciliation of cash flows from previously applicable accounting standards in Argentina to IFRS:

(a) See  Note 32.2)

(b) See Note 32.4)

(c) See Note 32.3)

(d) See Note 18.

(*) Refers to previously applicable accounting standards in Argentina.

(a) See  Note 32.2)

(b) See Note 32.4)

(c) See Note 32.3)

(d) See Note 18.

(*) Refers to previously applicable accounting standards in Argentina.

(a) See  Note 32.2)

(b) See Note 32.4)

(c) See Note 32.3)

(d) See Note 18.

(*) Refers to previously applicable accounting standards in Argentina.

33. Expenses classified by nature for the years ended December 31, 2011, 2010 and 2009

 (Stated in millions of Argentine pesos)

34. Oil and gas reserves (INFORMATION NOT COVERED BY THE AUDITORS’ REPORT)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area, of subsidiaries and companies under joint control or related companies as of December 31, 2011.

The Company revises its estimates of its reserves at least once a year. The Company's reserves estimate as of December 31, 2011 was audited by DeGolyer and MacNaughton. This technical revision covered approximately 73% of the Company’s estimated reserves as of December 31, 2011.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, President and Directors of
Petrobras Argentina S.A.
Maipú 1, 22nd floor
Buenos Aires
Argentina

1. We have audited the accompanying consolidated statements of financial position of Petrobras Argentina S.A. (an Argentine Corporation) (“PESA”) and its subsidiaries as of December 31, 2011, 2010 and 2009 and January 1, 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011, and notes 1 to 33.

2. The Company’s board of directors and management are responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and the related regulations of the National Securities Commission (“CNV”). This responsibility includes: (a) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error, (b) selecting and applying appropriate accounting policies, and (c) making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

3. We conducted our audit in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of the accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the opinion we express in paragraph 9.

4. The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the regulations of the CNV. They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations.

5. Certain accounting practices applied by the Company that conform to the accounting standards set forth by the CNV do not conform to accounting principles generally accepted in the United States. The effects of these differences have not been quantified by the Company.

6. The Company estimated  the recoverable value as of December 31, 2011, 2010 and 2009 of its direct and indirect equity investments in the foreign affiliates Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. (jointly, the “mixed companies”, which are operating specific hydrocarbon areas in Venezuela), on the basis of the best information available as of those dates. However, the materialization of certain assumptions used by the Company to determine the recoverable value of these assets is contingent on future events and actions, some of which are beyond its control and might affect the carrying value of these assets.

The net carrying value of these interests amounted to AR$ 1,968 million, 1,996 million, before tax as of December 31, 2011.

7. The Company estimated the recoverable value as of December 31, 2011 of its indirect investment in Distrilec S.A. (a jointly-owned entity) on the basis of the best information available as of that date. However, the materialization of certain assumptions used by the Company to determine the recoverable value of these assets is contingent on future events and actions, some of which are beyond its control and might affect the carrying value of this asset.

The net carrying value of this interest amounted to AR$ 455 million before tax as of December 31, 2011.

8. As described in notes 13.1.4 and 13.1.5 to the consolidated financial statements, the financial position of Transportadora de Gas del Sur S.A. (“TGS”), a subsidiary of Compañía de Inversiones de Energía S.A. (“CIESA”) (a jointly-owned entity) has been adversely affected by the Argentine Government’s adoption of several economic measures, including the redenomination into pesos of TGS’s rates, the renegotiation of the license’s terms (which is in process) and the devaluation of the peso. This situation gives rise to uncertainties with respect to the future development of the regulated business of TGS and, therefore, to the future cash flows and results of operations of CIESA, which depend on income obtained from its investment in the referred subsidiary. Also, CIESA has entered into a legal dispute with financial creditors relating to bonds issued in 1997, which was resolved in July 2012.

The financial statements of CIESA as of December 31, 2011, 2010 and 2009, used by PESA to incorporate them by the equity method in its consolidated financial statements, have been prepared by this company’s management considering that the entity would be able to continue operating as a going concern. Accordingly, these financial statements do not include the effects of potential adjustments and reclassifications, if any, that may be required if the situations described above are not successfully resolved. In addition, the resolution of the uncertainties referred to above may determine that CIESA’s assumptions underlying the projections relating to the determination of the recoverable value of its non-current assets do not materialize in the future. The accompanying consolidated financial statements of PESA as of December 31, 2011, 2010 and 2009 do not include any adjustments or reclassifications that may result from the resolution of these uncertainties.

The net carrying value of this interest amounted to AR$ 269 million, 146 million, 165 million and 188 million before tax as of December 31, 2011, 2010, and 2009 and January 1, 2009 respectively.

9. In our opinion, subject to the effects of the adjustments, if any, that might have been determined to be necessary had the resolution of the uncertainties referred to in paragraphs 6, 7 and 8 been known, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of Petrobras Argentina S.A. and its subsidiaries as of December 31, 2011, 2010 and 2009 and January 1, 2009, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the IASB.

Buenos Aires (Argentina), July 25, 2012

KPMG

Graciela C. Laso
Partner

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Petrobras Argentina S.A.

We have audited the accompanying consolidated statements of financial position of Petrobras Argentina S.A. and subsidiaries (“PESA” or “the Company”) as of December 31, 2011, 2010 and 2009 and as of January 1, 2009, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011 These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PESA and subsidiaries as of December 31, 2011, 2010 and 2009 and as of January 1, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Buenos Aires, Argentina
August 31, 2012

KPMG

(Formerly Sibille)
Member firm of KPMG International Cooperative

Graciela C. Laso
Partner